Exhibit 99.1

CERTAIN INFORMATION IN THIS EXHIBIT IDENTIFIED BY [***] IS

CONFIDENTIAL AND HAS BEEN EXCLUDED BECAUSE IT (I) IS NOT

MATERIAL AND (II) THE REGISTRANT CUSTOMARILY AND ACTUALLY

TREATS THAT INFORMATION AS PRIVATE OR CONFIDENTIAL.

22 NOVEMBER 2023

(1)	BIDCO 1354 LIMITED

(2)	FREELINE THERAPEUTICS HOLDINGS PLC

IMPLEMENTATION AGREEMENT

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

22 Bishopsgate

London

EC2N 4BQ

TABLE OF CONTENTS

1.	INTERPRETATION	1
2.	CASH CONSIDERATION	17
3.	INDICATIVE TIMETABLE	18
4.	CONDITIONS	18
5.	IMPLEMENTATION OF THE ACQUISITION	18
6.	DOCUMENTATION, INFORMATION AND UNDERTAKINGS	20
7.	COMPANY INCENTIVE ARRANGEMENTS	24
8.	ANNOUNCEMENT	24
9.	RESPONSIBILITY FOR INFORMATION AND STANDARDS OF CARE	24
10.	CONDUCT PENDING COMPLETION OF THE ACQUISITION	26
11.	REPRESENTATIONS AND WARRANTIES	31
12.	TERMINATION	49
13.	FEES, COSTS, PAYMENTS AND TRANSFER TAXES	51
14.	REMEDIES AND WAIVERS	52
15.	INVALIDITY	52
16.	NOTICES	52
17.	ENTIRE AGREEMENT; SEVERANCE	54
18.	GENERAL; NO THIRD PARTY RIGHTS	54
19.	GOVERNING LAW	55
20.	NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES	55
SCHEDULE I INDICATIVE TIMETABLE		58
SCHEDULE II CONDITIONS		59
SCHEDULE III ANNOUNCEMENT		64
SCHEDULE IV [***] COMPANY INCENTIVE ARRANGEMENTS		65
SCHEDULE V [***] SENIOR EMPLOYEES		68
SCHEDULE VI [***] DISCLOSURE SCHEDULES		69

i

THIS AGREEMENT is made on 22 November 2023.

AMONG:

(1)	BIDCO 1354 LIMITED, a company incorporated in England and Wales with registered number 15295548 and whose registered office is at 8 Bloomsbury Street, London, United Kingdom, WC1B 3SR (“Bidco”); and

(2)

FREELINE THERAPEUTICS HOLDINGS PLC, a public limited company incorporated in England and Wales (registered number 12546479), whose registered office is at Sycamore House, Gunnels Wood Road, Stevenage, Hertfordshire, England, SG1 2BP United Kingdom (the “Company”),

together referred to as the “Parties” and each as a “Party” to this agreement (the “Agreement”).

WHEREAS:

(A)	The Parties each desire the Acquisition of the Company by Bidco.

(B)	The Special Committee intend to recommend the Acquisition to the Company Shareholders.

(C)

The Parties have agreed that the Acquisition will be implemented by means of a scheme of arrangement under Part 26 of the Act, although Bidco may, in the circumstances and subject to the conditions set out in this Agreement, elect to implement the Acquisition by means of a Takeover Offer.

(D)	The Scheme will result in Bidco acquiring the entire issued and to be issued share capital of the Company (other than the Excluded Shares).

(E)	The Parties have agreed to take certain steps to implement the Acquisition and wish to enter into this Agreement to record their respective obligations relating to such matters.

IT IS AGREED:

1.	Interpretation

1.1	In this Agreement, its Recitals and Schedules, each of the following expressions shall have the following meaning:

“Acceptable Confidentiality Agreement”	any customary confidentiality agreement that: (i) contains provisions that are not, in the aggregate, less favourable to the Company than those contained in the Confidentiality Agreement; and (ii) does not prohibit the Company from providing any information to Bidco in accordance with Clause 10.2;

“Acquisition”	the acquisition by Bidco of the entire issued and to be issued share capital of the Company (other than the Excluded Shares) for the Consideration, to be effected in accordance with this Agreement by means of the Scheme or, in the event that Bidco elects to proceed with such acquisition by way of a Takeover Offer in accordance with the terms of this Agreement, a Takeover Offer, and shall, in any case, where the context so requires, include any subsequent revision, variation, extension or renewal thereof as agreed by the Parties in writing;

“Acquisition Proposal”	any inquiry, proposal or offer from any person (other than Bidco) relating to: (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof, as reasonably determined by the Special Committee) of the assets (including share capital of the Company’s subsidiaries) of the Company and its subsidiaries, taken as a whole, or (B) shares carrying 20% or more of the aggregate voting power and economic rights of the Company; or (ii) any takeover offer, exchange offer, merger, consolidation, business combination, recapitalisation, liquidation, dissolution, share exchange or similar transaction involving the Company that, if consummated, would result in any person (or the shareholders of any person) owning, directly or indirectly, shares carrying 20% or more of the aggregate voting power and economic rights of the Company or the resulting direct or indirect parent of the Company, other than, in each case, the Acquisition;

“Act”	the UK Companies Act 2006 (including the schedules thereto);

“Additional Bonus”	has the meaning given to it in paragraph 6.1 in Schedule IV;

“Advisers”	in relation to Bidco, S&S and Mintz, and, in relation to the Company, Skadden, including (unless the context requires otherwise) partners in and directors, members and employees of such advisers;

“ADS”	an American Depositary Share representing fifteen Company Shares;

“Affiliate”	with respect to any person, any other person directly or indirectly controlling, controlled by or under common control with such person (as used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise);

“Agreed Form”	in relation to any document, such document in the terms agreed among the Parties as at the date of this Agreement, subject to any further changes as the Parties may agree from time to time;

“Agreed Switch”	has the meaning given to it in Clause 5.3;

“Announcement”	the press announcement of an intention to proceed with the Acquisition, in the Agreed Form as set out in Schedule III (Announcement);

“Anti-Corruption Laws”	the US Foreign Corrupt Practices Act of 1977, as amended, the US Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2012 and the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any applicable Law of similar effect, and the related regulations and published interpretations thereunder;

“Articles”	the articles of association of the Company;

“Awards”	has the meaning given to it in Schedule IV;

“Benefit Plan”	means each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and each other employment, consulting, cash, equity or equity-based incentive, commission, pension, retirement, termination, severance, deferred compensation, health, welfare, paid time-off, compensation, benefit or similar plan, scheme, program, policy, agreement or arrangement that is sponsored, maintained, contributed to or required to be contributed to by the Company or any of its subsidiaries or with respect to which the Company or any of its subsidiaries has any Liability, without regard to whether participation in, or contribution to, such plan, scheme, program, policy, agreement or arrangement is required by Law;

“Bidco Directors”	the directors of Bidco from time to time;

“Bidco Group”	Bidco, its Affiliates and its subsidiaries and subsidiary undertakings from time to time (which, for the avoidance of doubt, shall exclude the Company or any other member of the Company Group);

“Bidco Information”	has the meaning given to it in Clauses 6.2 and 6.7;

“Bidco Material Adverse Effect”	a material adverse effect on Bidco’s ability to consummate the Acquisition;

“Bidco Offer Documents”	has the meaning given to it in Clause 6.9;

“Business Day”	a day (other than Saturday, Sunday or a public holiday) on which banks in the City of London and New York City are open for business generally;

“BW Deferred Share”	means the deferred share in the Company with a par value of £100,000 issued to Benjamin Warriner;

“Cash Consideration”	has the meaning given to it in Clause 2.1;

“Circular”	the circular to be issued by the Company to the Company Shareholders setting out, among other things, the terms and conditions of the Acquisition and the notice of the Court Meeting and the General Meeting, and which shall be an exhibit to the Schedule 13E-3 prepared in accordance with Section 13E-3 of the Exchange Act;

“Company Adverse Change Recommendation”	has the meaning given to it in Clause 10.4.1;

“Company Directors”	the directors of the Company from time to time;

“Company Group”	the Company and its subsidiaries and subsidiary undertakings from time to time;

“Company Incentive Arrangements”	the Company Share Plans and the other incentive arrangements described in Schedule IV;

“Company Intellectual Property Rights”	any and all Intellectual Property Rights (i) owned or purported to be owned by the Company or any of its Affiliates or (ii) licensed, or for which rights are otherwise granted or held for use, to the Company or any of its Affiliates by a third party, including, but not limited to, the Licensed Intellectual Property Rights, the Owned Intellectual Property Rights, the Product Intellectual Property Rights, the Licensed Registered IP and the Owned Registered IP;

“Company Material Adverse Effect”

any state of facts, condition, development, circumstance, change, effect or event which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on:

(i) the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company Group, taken as a whole; provided, however that, solely for the purposes of this sub-clause (i), none of the following shall be deemed, either alone or in combination, to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect:

(A)  changes in general economic conditions, or changes in securities, credit or other financial markets, in the United States or the UK, or conditions generally affecting the industry in which the Company operates, including the pharmaceutical or biotechnology industries;

(B)  acts of war, sabotage or terrorism or natural disasters or pandemics involving the United States or the UK;

(C)  changes of applicable Law or GAAP or the interpretation thereof;

(D)  any event arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with any change in, any applicable Law or GAAP (or interpretations of any applicable Law or GAAP), provided that such change is not at the Company’s discretion in a manner inconsistent with past practice;

(E)  the announcement, pendency or consummation of this Agreement and the Acquisition, the identity of Bidco or any of its Affiliates or any communication by Bidco or any of its Affiliates regarding plans, proposals or projections with respect to the Company or its employees (provided, however, that this sub-clause (E) shall not apply with respect to the representations and warranties (in whole or in relevant part) made by the Company in this Agreement, the purpose of which is to address the consequences resulting from, relating to or arising out of the entry into or the announcement, pendency or consummation of this Agreement or the Acquisition);

(F)  the direct or indirect effects of:

(1)   any breach by Bidco of the terms of this Agreement;

(2) any action that Bidco directs the Company to take in writing or which Bidco specifically consents in writing pursuant to this Agreement; or

(3) any action specifically required to be taken by the Company, or the failure of the Company to take any action that the Company is specifically prohibited by the terms of the Agreement from taking, to the extent Bidco fails to give its timely consent thereto after a written request therefor pursuant to Clause 10.1;

(G)  any failure of the Company to meet any internal or public projections, forecasts, estimates of earnings or revenues;

(H)  the results of the Company’s GALILEO-1 trial in FLT201; or

(I)   any proceedings, claim, suit or action made by a Company Shareholder: (i) arising out of or relating to this Agreement or the Acquisition; or (ii) relating to a breach of the fiduciary duties of the Special Committee to the Company Shareholders under applicable Laws;

except,

(1)   in the case of sub-clauses (A), (B) and (C), to the extent such state of facts, condition, development, circumstance, change, effect or event disproportionately affect the Company relative to other participants in the industry in which the Company operates;

(2)   the exceptions set forth in sub-clause (G) shall not prevent or otherwise affect a determination that any state of facts, condition, development, circumstance, change, effect or event underlying, or that may have contributed to, such failure has resulted in or contributed to a Company Material Adverse Effect; or

(3) in the case of sub-clause (H), the following matters in relation to the results of the Company’s GALILEO-1 trial in FLT201 may be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect: (i) any material increase in alanine transaminase (ALT) or aspartame transaminase (AST) levels resulting in decreases in plasma enzyme glucocerebrosidase (GCase) levels to below (or failure to maintain such levels above) [***] in a patient dosed with FLT201 in such trial; or (ii) any serious adverse event resulting in death or serious injury attributable to FLT201; or (iii) any circumstances resulting in (a) an actual clinical hold, or (b) an order issued by the FDA or other relevant regulator, in each case with respect to the GALILEO-1 trial, that would reasonably be expected to result in the termination of such trial; or (iv) any termination of the GALILEO-1 trial; or

(ii) the ability of the Company to fulfill its obligations hereunder or to consummate the Acquisition on or before the Long Stop Date;

“Company Share Plans”	the Freeline Therapeutics Holdings plc 2020 Equity Incentive Plan, the Freeline Therapeutics Holdings plc 2021 Equity Inducement Plan, the Freeline Therapeutics Share Option Plan, the Freeline Therapeutics Holdings plc 2020 Employee Share Purchase Plan and the IPO Vesting Agreement;

“Company Shareholders”	holders of the Company Shares from time to time;

“Company Shares”	ordinary shares of the Company with a par value of GBP 0.00001 each; provided that, for the avoidance of doubt, “Company Shares” include ordinary shares of the Company represented by ADSs;

“Conditions”	the conditions to completion of the Acquisition set out in Part A of Schedule II (Conditions);

“Confidentiality Agreement”	the confidentiality agreement entered into by Syncona Investment Management Limited and the Company on 21 July 2023;

“Consideration”	USD 0.433333 in cash for each Company Share (other than the Excluded Shares);

“Contract”	with respect to any person, any legally binding contract, agreement, lease, sublease, license, commitment, sale or purchase order, indenture, note, bond, loan, mortgage, deed of trust, instrument or other arrangement, whether written or oral, express or implied, to which such person is a party or by which such person or such person’s properties or assets are bound;

“Court”	the High Court of Justice in England and Wales;

“Court Hearing”	the hearing by the Court of the petition to sanction the Scheme (and to grant the Court Order);

“Court Meeting”	the meeting of Company Shareholders (and any adjournment, postponement or reconvention thereof) to be convened by order of the Court pursuant to section 896 of the Act in order for the Company Shareholders to consider, and if thought fit approve, the Scheme;

“Court Order”	the order of the Court sanctioning the Scheme under section 899 of the Act;

“D&O Indemnified Parties”	has the meaning given to it in Clause 6.10;

“Depositary”	Citibank, N.A.;

“Deposit Agreement”	the agreement dated 11 August 2020 between the Company, the Depositary and the holders from time to time of ADSs issued thereunder;

“Disclosed”	means the information which has been fairly disclosed: (i) in the Disclosure Schedules; and (ii) in the Company’s filings with the U.S. Securities and Exchange Commission prior to the date of this Agreement;

“Disclosure Schedules”	Schedule VI to this Agreement;

“Effective Date”

the date upon which:

(i) the Scheme becomes effective in accordance with its terms; or

(ii)  if Bidco elects in accordance with the terms of this Agreement to implement the Acquisition by way of a Takeover Offer, the date that the Takeover Offer becomes or is declared unconditional;

“Employee Shares”	restricted shares in the Company granted pursuant to “pre IPO share award letters” issued to employees of the Company Group before the initial public offering of the Company on 7 August 2020, and which remain in issue in the form of Company Shares immediately prior to the granting of the Court Order (excluding, for the avoidance of doubt, the Unvested Employee Leaver Shares);

“Environmental Law”	any applicable Law relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

“Environmental Permit”	any Permit that is required by a Governmental Authority under any Environmental Law and necessary to the operation of the business of the Company Group;

“ERISA”	the U.S. Employee Retirement Income Security Act of 1974, as amended;

“Exchange Act”	the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“Excluded Shares”	(i) any Company Shares legally or beneficially held by Bidco or any of its Affiliates; (ii) any Treasury Shares; (iii) the BW Deferred Share; and (iv) the Unvested Employee Leaver Shares;

“FDA”	the US Food and Drug Administration;

“Federal Health Care Program”	has the meaning given to it in Clause 11.1.13(f);

“Financial Adviser”	in relation to the Special Committee, Leerink Partners LLC, including (unless the context otherwise requires) directors, officers and employees thereof;

“FY23 Bonuses”	has the meaning given to it in paragraph 5.1 of Schedule IV;

“GAAP”	generally accepted accounting principles in the United States;

“General Meeting”	the general meeting of the Company Shareholders (including any adjournment, postponement or reconvention thereof) to be convened in connection with the Scheme in order for the Company Shareholders to consider, and if thought fit approve, certain matters in connection with the Scheme and the Acquisition, notice of which is to be set out in the Circular (including any adjournment, postponement or reconvention thereof);

“Governmental Authority”	any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, centre, organisation, unit or body and any court, arbitrator or other tribunal;

“Hazardous Materials”	any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mould, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste;

“Health Authority”	the Governmental Authorities which administer Health Laws including the FDA, the European Medicines Agency (EMA) and other equivalent agencies in any jurisdiction;

“Health Law”	any applicable Law of any Governmental Authority (including multi-country organisations) the purpose of which is to ensure the safety, efficacy and quality of medicinal and pharmaceutical products by regulating the research, development, manufacturing, processing, importation, exportation, marketing, advertising, labelling, storage, pricing and distribution of these products, including applicable Law relating to good laboratory practices, good clinical practices, investigational use, product marketing authorisation, manufacturing facilities compliance and approval, good manufacturing practices, labelling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports;

“Health Submissions”	has the meaning given to it in Clause 11.1.13(b);

“HIPAA”	collectively: (a) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), including its implementing rules and regulations with respect to privacy, security of health information, and transactions and code sets; (b) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); (c) the Omnibus Rule effective March 26, 2013 (78 Fed. Rg. 5566), and other implementing rules regulations at 45 CFR Parts 160 and 164; and (d) any federal, state and local laws regulating the privacy and/or security of individually identifiable information, in each case, as the same may be amended, modified or supplemented from time to time;

“Indebtedness”	any and all (i) indebtedness for borrowed money, whether current or funded, secured or unsecured, including that evidenced by notes, bonds, debentures or other similar instruments (and including all outstanding principal, prepayment premiums, if any, and accrued interest, fees and expenses related thereto), (ii) amounts owed with respect to drawn letters of credit, (iii) cash overdrafts, (iv) net obligations in respect of interest rate, currency or commodity swaps, collars, caps, hedges, futures Contract, forward Contract, options or other derivative instruments or arrangements, (v) obligations under conditional sale, title retention or similar agreements or arrangements creating an obligation with respect to the deferred purchase price of property, services, securities or assets with respect to which the Company Group is liable, primarily or secondarily, absolutely, contingently or otherwise, including all Company Group notes and “earn-out” payments, and (vi) indebtedness secured by an Encumbrance on the Company Group’s assets or properties and (vii) outstanding guarantees of obligations of the type described in (i) through (iii) above;

“Indicative Timetable”	the indicative timetable set out in Schedule I;

“Intellectual Property Rights”	all rights, title, and interests in and to all intellectual property rights of every kind and nature however denominated, throughout the world, including: (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolised by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (“Software”), (v) trade secrets and all other confidential information, ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies (“Trade Secrets”), (vi) rights of publicity, privacy, and rights to personal information, (vii) moral rights and rights of attribution and integrity, (viii) domain names and social media accounts and handles, (ix) all applications and registrations for the foregoing, and (x) all rights and remedies against past, present, and future infringement, misappropriation, or other violation thereof;

“Internal Revenue Code”	the U.S. Internal Revenue Code of 1986, as amended;

“IT Assets”	computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or licensed or leased by the Company pursuant to any written agreement (excluding any public networks);

“knowledge”	with respect to the Company, any matter within the knowledge, information or belief of any of Michael Parini, Paul Schneider and Chip McCorkle, following due inquiry, and with respect to Bidco, any matter within the knowledge, information or belief of Chris Hollowood and Andrew Cossar following due inquiry;

“IPO Vesting Agreement”	the vesting agreement entered into between the Company and certain employees on 11 August 2020, under which the Parties to such agreement agreed to the continued existence of a transfer restriction and repurchase right in relation to certain Employee Shares in accordance with the terms specified therein;

“Law”	any federal, state, local, municipal, foreign or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, guidance, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority or the Nasdaq Capital Market;

“Leased Real Property”	the real property that is leased or subleased by the Company and its subsidiaries;

“Liability”	any direct or indirect debt, liability, obligation, commitment, guaranty, claim, loss, damage, deficiency, fine, cost or expense of any kind or nature (in each case, including interest thereon), whether relating to payment, performance or otherwise, known or unknown, asserted or unasserted, fixed, absolute or contingent, joint or several, accrued or unaccrued, secured or unsecured, disclosed or undisclosed, liquidated or unliquidated, due or to become due, or determined, determinable or otherwise, asserted or not asserted, vested or unvested, or executory, whenever or however arising (including, whether or not required to be reflected or reserved against on the financial statements of the relevant person under GAAP if applicable);

“Licensed Intellectual Property Rights”	any and all Intellectual Property Rights, other than off-the-shelf commercially available software generally available on non-discriminatory pricing terms, owned by a third party and licensed or sublicensed to the Company or any of its Affiliates and related to a Product Candidate, or for which the Company or any of its Affiliates has obtained a covenant not to be sued related to a Product Candidate, including all Licensed Registered Intellectual Property Rights;

“Licensed Registered IP”	has the meaning given to it in Clause 11.1.16(a);

“Lien”	any mortgage, deed of trust, hypothecation, lien, license, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of any property or asset, whether voluntarily incurred or arising by operation of law or otherwise, including any agreement to give or grant any of the foregoing. For the purposes of this Agreement, a person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital or other lease or other title retention agreement relating to such property or asset;

“Loan Documents”	the Loan Note Certificate and the Security Agreement;

“Loan Note Certificate”	the secured convertible loan note certificate executed by the Company on or around the date of this Agreement, pursuant to which the Company agrees to issue, or has issued, as the context may require, the Notes;

“Long Stop Date”	22 May 2024 or such later date as the Bidco and the Company may agree in writing;

“Matching Acquisition Proposal”	has the meaning given to it in Clause 10.5(b)(i);

“Material Contract”	has the meaning given to it in Clause 11.1.18;

“Mintz”	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.;

“Notes”	the USD 15,000,000 fixed rate convertible loan notes due 2024 issued by the Company on or around the date of this Agreement pursuant to the Loan Note Certificate;

“NSI Act”	means the National Security and Investment Act 2021 (as amended from time to time);

“Offer Document”	if Bidco elects to effect the Acquisition by means of a Takeover Offer pursuant to Clause 5.3, the document which would be despatched by Bidco to Company Shareholders in connection with the Takeover Offer which will contain, inter alia, the terms and conditions of the Takeover Offer;

“Owned Intellectual Property Rights”	has the meaning given to it in Clause 11.1.16(a);

“Owned Registered IP”	has the meaning given to it in Clause 11.1.16(a);

“Permits”	any certificates, permits, licenses, franchises, approvals, new drug applications (NDAs), biologics license applications (BLAs), investigational new drug applications (INDs), concessions, qualifications, registrations, certifications, designations, and similar authorisations from any Governmental Authority (including any Health Authority);

“Permitted Liens”	(a) any Lien for Taxes that are not due and payable or the validity of which is being contested in good faith by appropriate proceedings; (b) any Lien representing the rights of customers, suppliers and subcontractors in the ordinary course of business consistent with past practice under the terms of any Contracts to which the relevant party hereto is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business consistent with past practice); (c) in the case of any Contract, Liens that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract; (d) in the case of real property, Liens that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Liens incurred or suffered in the ordinary course of business consistent with past practice and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property or that are otherwise set forth on a title report; and (e) non-exclusive licenses of or other grants of rights to use or obligations with respect to Intellectual Property Rights that accompany the sale of the Company’s products or services in the ordinary course of business;

“Personal Information”	data and information concerning an identifiable natural person;

“Personnel”	in relation to any person, its board of directors and executive officers, members of their immediate families, related trusts and persons connected with them;

“Privacy Laws”	Laws relating to privacy and/or data security of Personal Information, including the EU Data Protection Directive (95/46/EC) (together with relevant national implementing legislation), the EU General Data Protection Regulation (2016/679) (together with relevant national implementing legislation, such as in the United Kingdom, the Data Protection Act 2018) and HIPAA;

“Privacy Policies”	has the meaning given to it in Clause 11.1.24;

“Proceedings”	has the meaning given to it in Clause 19.2;

“Process”	any operation that is performed upon Personal Information whether or not by automatic means, including the access, acquisition, collection, recording, organization, storage, alteration, retrieval, consultation, use, processing, disclosure, combination, blocking, transfer, return or destruction, and “Processed” or “Processing” shall be construed accordingly;

“Product Candidate”	the Company’s clinical program in FLT201 for the treatment of Gaucher disease type 1;

“Product Intellectual Property Rights”	the Intellectual Property Rights owned by or licensed to the Company and used or held for use in the use, sale, offer for sale, development, manufacture, distribution, importation, commercialization or other exploitation of the Product Candidates;

“Proposals”	has the meaning given to it in paragraph 3.1 of Schedule IV;

“Receiving Agent”	Computershare Investor Services plc, or any other receiving agent appointed by the Company in connection with the Acquisition after consultation with Bidco in accordance with Clause 2.5;

“Receiving Agent Agreement”	the agreement pursuant to which the Receiving Agent is appointed;

“Relevant Period”	the period between the date of this Agreement and the earlier to occur of: (i) the Effective Date; and (ii) the date of termination of this Agreement in accordance with Clause 12;

“Relevant Withdrawal Event”	has the meaning given to it in Clause 12.1.4;

“Representatives”	in relation to each Party, its Financial Advisers, Advisers, directors, officers, employees, and consultants;

“Resolutions”	the resolutions of the Company Shareholders to be proposed at the Court Meeting and the General Meeting in order to approve the Scheme and certain other matters in connection with the Acquisition;

“Review Period”	has the meaning ascribed to it in Section 14(9) of the NSI Act;

“S&S”	Simmons & Simmons LLP;

“Sanction Date”	the date that the Court sanctions the Scheme;

“Sarbanes-Oxley Act”	the Sarbanes-Oxley Act of 2001, as amended;

“SC Meeting Fees”	the additional fees payable per Special Committee meeting to members of the Special Committee in consideration of their additional duties, responsibilities and time-spent in serving on the Special Committee, as determined from time to time by the Company Board and paid on the next practicable payroll date following each Special Committee meeting;

“Sign-On Bonuses”	cash bonuses to be paid in accordance with the Company’s ordinary course of business, to new employees who have commenced or are due to commence their employment with the Company Group during 2023, such bonuses to be paid on the next practicable payroll date following the relevant individual’s commencement of employment with the Company Group, which is expected to be on or prior to 31 December 2023;

“Schedule 14D-9”	if Bidco elects to effect the Acquisition by means of a Takeover Offer pursuant to Clause 5.3, the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC with respect to the Takeover Offer;

“Schedule TO”	if Bidco elects to effect the Acquisition by means of a Takeover Offer pursuant to Clause 5.3, the Tender Offer Statement on Schedule TO filed by Bidco with the SEC with respect to the Takeover Offer, together with all amendments and supplements thereto, and including all exhibits thereto;

“Scheme”	the scheme of arrangement to be proposed under section 899 of the Act by the Company to the Company Shareholders to implement the Acquisition, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Bidco;

“Scheme Conditions”	the Conditions set out in paragraph 1 of Part A of Schedule II;

“Scheme Record Time”	the time and date to be specified as such in the Circular, expected to be 6.00 pm on the Business Day immediately preceding the Effective Date, or such other time as the Parties may agree;

“SEC”	the US Securities and Exchange Commission;

“Secretary of State”	means the Secretary of State for the purposes of the NSI Act;

“Securities Act”	the Securities Act of 1933, as amended;

“Security Agreement”	the security agreement relating to the Loan Note Certificate entered into on or around the date of this Agreement by: (i) the Company, Freeline Holdings (UK) Limited and Freeline Therapeutics Limited (as chargors); and (ii) Syncona Portfolio Limited (as chargee);

“Security Breach”	any actual or suspected breach of security leading to the accidental or unlawful destruction, loss, theft, alteration, unauthorized disclosure, destruction of, access or damage to Personal Information Processed by the Company;

“Senior Employees”	each of the individuals listed in Schedule V;

“Skadden”	Skadden, Arps, Slate, Meagher & Flom LLP and Skadden, Arps, Slate, Meagher & Flom (UK) LLP;

“Special Committee”	the special committee comprising certain independent Company Directors established by the board of directors of the Company for the purposes of considering, negotiating and implementing the Acquisition;

“Special Committee Recommendation”	the unanimous recommendation of the Special Committee to the Company Shareholders in respect of the Acquisition: (i) to vote in favour of the Scheme at the Court Meeting and in favour of the Resolutions at the General Meeting; or (ii) if Bidco elects to implement the Acquisition by way of a Takeover Offer pursuant to Clause 5.3, to accept the Takeover Offer (as the case may be);

“Stamp Duty”	any stamp duty payable on the transfer of Company Shares under the Act;

“Superior Proposal”	any bona fide written Acquisition Proposal that if consummated would result in a person (or the shareholders of any person) owning, directly or indirectly: (i) 80% or more of the aggregate voting power and economic rights of the Company or the resulting direct or indirect parent of the Company; or (ii) all or substantially all of the assets (including share capital of the Company’s subsidiaries) of the Company and its subsidiaries, taken as a whole, (A) on terms which the Special Committee determines, in good faith, after consultation with outside counsel and its Financial Adviser, would be a superior proposal to the Acquisition; and (B) which the Special Committee determines, in good faith, after consultation with outside counsel and its Financial Adviser, would result in the Special Committee being in breach of its fiduciary duties or violating its obligations under the Act or at common law if it failed to pursue, engage in or otherwise participate in discussions or negotiations with the person making such Acquisition Proposal;

“Supplement”	has the meaning given to it in Clause 6.7;

“Takeover Offer”	if Bidco elects to implement the Acquisition by way of a takeover offer pursuant to Clause 5.3, the takeover offer (within the meaning of section 974 of the Act) to be made by Bidco, to acquire the entire issued and to be issued share capital of the Company (other than the Excluded Shares) including, where the context admits, any subsequent revision, variation, extension or renewal of such offer effected in accordance with this Agreement;

“Tax”	all forms of taxation and statutory, governmental, state, federal, provincial, local, foreign, government or municipal charges, fees, tolls, customs, duties, imposts, contributions, levies, withholdings, or liabilities or social security or national insurance contributions of any kind wherever chargeable and in any jurisdiction (including any amount due as if it were an amount of Tax) including net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, branch profits, profit share, license, lease, service, service use, value added, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, premium, property, windfall profits, wealth, net wealth, net worth, export and import fees and charges, registration fees, tonnage, vessel, or other taxes, charges, fees, duties, levies, tariffs, imposts, tolls, customs, or other tax (however denominated), whether disputed or not, imposed or required to be withheld by any Tax Authority; and any penalty, fine, surcharge, interest, inflationary adjustment, additions to tax, charges, costs, or other additional amounts imposed thereon, with respect thereto, or relating thereto, in all cases, wherever and whenever imposed and regardless of whether such taxes, penalties, charges, costs and interest are directly or primarily chargeable against or attributable to the Company, any member of the Company Group or any other person and regardless of whether the Company, any member of the Company Group or any other person has or may have any right of reimbursement against any other person;

“Tax Authority”	any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official or other Governmental Authority in any jurisdiction having authority in the assessment, collection or administration of Tax;

“Tax Return”	any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated Tax) required or permitted to be supplied to, or filed with, a Tax Authority in connection with the determination, assessment or collection of any Tax or the administration of any applicable Laws relating to any Tax;

“Tax Sharing Agreement”	any existing agreement or arrangement (whether or not written) binding any member of the Company Group that provide for the allocation, apportionment, sharing or assignment of any Tax Liability or benefit, excluding, for the avoidance of doubt, any Contract entered into in the ordinary course of business and which does not relate primarily to Taxes;

“Transaction Documents”	means this Agreement, the Announcement and the Confidentiality Agreement (and “Transaction Document” means any one of them);

“Transfer Taxes”	has the meaning given to it in Clause 13.2;

“Treasury Shares”	any Company Shares which are for the time being held by the Company as treasury shares (within the meaning of the Act);

“undertaking party”	has the meaning given to it in Clause 14.5;

“Unvested Employee Leaver Shares”	restricted shares in the Company granted pursuant to “pre IPO share award letters” issued to employees of the Company Group before the initial public offering of the Company on 7 August 2020, which have not vested and which have been forfeited pursuant to the terms of the relevant letter, and which will be repurchased by the Company prior to the Effective Date; and

“Voting Record Time”	in relation to the Court Meeting or General Meeting, as the context requires, the date and time to be specified in the Circular by reference to which entitlement to vote at the Court Meeting or General Meeting, as the case may be, will be determined.

1.2	In this Agreement:

1.2.1	the Recitals and Schedules form an integral part of this Agreement;

1.2.2	the headings are for convenience only and shall not affect its interpretation;

1.2.3	expressions used in this Agreement shall have the same meanings as in the Act, unless the context requires otherwise or they are otherwise defined in this Agreement;

1.2.4

a reference to the provisions of applicable Law includes a reference to any provision which from time to time amends, extends, consolidates or replaces that provision and any subordinate legislation, rule or regulation made under any such provisions;

1.2.5	words denoting the singular number shall include the plural, the masculine gender shall include the feminine gender and neuter, and vice versa;

1.2.6	references to Clauses, Recitals and Schedules are, unless otherwise stated, to clauses of and recitals and schedules to this Agreement;

1.2.7	references to offer and takeover offer shall be construed in accordance with the Act;

1.2.8	references to a Party means a party to this Agreement and a reference to Parties means each of the parties to this Agreement;

1.2.9	the expressions holding company, subsidiary and subsidiary undertaking shall have the meaning given to them in the Act;

1.2.10

references to USD, US dollars or “$” shall mean the lawful currency of the United States of America and references to GBP, pound sterling, pence or “£” shall mean the lawful currency of the United Kingdom;

1.2.11

references to persons shall include individuals, corporations (wherever incorporated), unincorporated associations (including partnerships), trusts, any form of governmental body, agency or authority, and any other organisation of any nature (in each case, whether or not having separate legal personality);

1.2.12	references to a time of day are, unless expressly stated otherwise, to London time;

1.2.13	references to include and including, and variations thereof, shall be deemed to be followed by the words without limitation; and

1.2.14

a reference to any English legal term for any action, remedy, method or form of judicial proceeding, legal document, court or any other legal concept or matter will be deemed to include a reference to the corresponding or most similar legal term in any jurisdiction other than England, to the extent that such jurisdiction is relevant to the Acquisition or the terms of this Agreement.

1.3

In construing this Agreement, the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced or followed by the word other or including or in particular shall not be given a restrictive meaning because they are followed or preceded (as the case may be) by particular examples intended to fall within the meaning of the general words.

2.	Cash Consideration

2.1

Bidco warrants and undertakes that sufficient resources are, and will remain until such time as Bidco procures payment of the Cash Consideration to the Receiving Agent in accordance with Clause 2.3, available to Bidco to satisfy, in full, the cash consideration requirements under and in connection with the Acquisition, including, without limitation: (i) the Consideration; (ii) any amount payable to holders of Awards pursuant to this Agreement; and (iii) any Stamp Duty (together, in aggregate, the “Cash Consideration”). In the event that the Cash Consideration is increased, references in this Agreement to the Cash Consideration and to the amount required to enable Bidco to satisfy the Cash Consideration in full shall be to the amount as so increased.

2.2

Bidco further warrants and undertakes that it will ensure that cash resources are, and will remain until the Effective Date, available to it sufficient to meet all the fees and expenses incurred by the Bidco Group in connection with the Acquisition, including without limitation, the fees and expenses of its Advisers.

2.3

Bidco hereby undertakes that on or before the Effective Date, it shall procure the payment of the Cash Consideration (other than the Stamp Duty) to the Receiving Agent, in immediately available funds, which shall constitute satisfaction of its obligations to the Company Shareholders in respect of such Cash Consideration.

2.4

Bidco undertakes that it shall provide to the Company such co-operation and assistance as may reasonably be required in connection with establishing procedures with the Receiving Agent and Depositary to ensure that the Receiving Agent transmits to the Depositary as promptly as practicable all amounts owed to holders of ADSs.

2.5

The Company undertakes that it shall consult with Bidco to the extent reasonably practicable in respect of the appointment of the Receiving Agent (including the terms of the Receiving Agent Agreement).

3.	Indicative Timetable

Each Party shall use its reasonable endeavours to take all steps as are necessary to implement the Acquisition in accordance with the Indicative Timetable.

4.	Conditions

General

4.1

The obligation of the Parties to implement the Scheme (or, if Bidco elects to implement the Acquisition by way of a Takeover Offer pursuant to Clause 5.3, the Takeover Offer) is subject to satisfaction of the Conditions or, where permitted or required under this Agreement, waiver of the Conditions (other than the Scheme Conditions) by Bidco or the Company, as applicable. Bidco shall appear by counsel at the Court Hearing (either individually or jointly with the Company) to undertake to be bound by the terms of the Scheme in so far as it relates to Bidco to the extent that all Conditions have been satisfied (or, with respect to the Conditions other than the Scheme Conditions, waived by Bidco or the Company, as applicable) prior to or on the date of the Court Hearing.

4.2

Bidco undertakes that by 9.00 a.m. on the date of the Court Hearing, it shall deliver a notice in writing to the Company either: (i) confirming the satisfaction or waiver (where permitted) of all Conditions; or (ii) confirming its intention to invoke a Condition and, if so, it shall in such notice identify the Condition or Conditions which it considers it is entitled to invoke and provide reasonable details of the event which has occurred, or circumstance which has arisen, which it considers entitle it to invoke that Condition or those Conditions.

4.3

Except as Disclosed, the Company undertakes to Bidco to keep Bidco informed promptly if it becomes aware of the occurrence or existence or any fact, event or circumstance that has had or would reasonably be expected to have a Company Material Adverse Effect or would cause or constitute a material breach of any representation, warranty, covenant or other agreement contained herein, provided, that nothing in this Agreement shall oblige the Company to provide any information to Bidco which is: (i) personally identifiable information of a director, officer or employee of the Company or its subsidiary undertakings, except to Bidco’s Advisers on an external counsel basis; or (ii) the Company is not permitted to provide pursuant to applicable Law or contractual obligation (provided, that, the Company shall use reasonable endeavours to make substitute arrangements or permit such disclosure in a manner that would not violate such restrictions).

5.	Implementation of the Acquisition

5.1

The Acquisition shall entail the acquisition by Bidco of the entire issued and, to the extent issued in compliance with Clause 10.1.1(d), to be issued share capital of the Company (other than the Excluded Shares) by way of the Scheme.

5.2

The Company undertakes to use all reasonable endeavours to implement the Scheme in accordance with the terms of, and the timetable set out in, the Circular, and to consult with Bidco in relation to such implementation.

5.3

Each Party shall cooperate with each other and use reasonable endeavours to take, or cause to be taken, all actions necessary to consummate the Acquisition. Without limiting the generality of the foregoing, each Party: (a) shall make all filings (if any) and give all notices (if any) required to be made and given by such Party (pursuant to any applicable Law or contract, or otherwise), including any required filings with or notices to any Governmental Authority, in connection with the Acquisition; (b) shall use reasonable endeavours to obtain each consent (if any) required to be obtained (pursuant to any applicable Law or contract, or otherwise) by such Party in connection with the Acquisition (provided, that in no event shall Bidco or the Company be required to pay any monies or agree to any material undertaking in connection with the foregoing); (c) shall submit promptly any information reasonably requested by any Governmental Authority in connection with the Acquisition or the filings made or notices given pursuant to this Clause 5.3; and (d) shall use reasonable endeavours to lift any restraint, injunction or other legal bar to the Acquisition. Each Party shall promptly deliver to the other Party a copy of each such filing made, notice given and consent obtained prior to the Effective Date.

5.4

Notwithstanding Clause 5.1, the Parties each acknowledge that circumstances may arise whereby it may be considered preferable for the Acquisition to be implemented by way of a Takeover Offer. If, in Bidco’s opinion, such is the case then it may inform the Special Committee and the Special Committee agrees to enter into good faith discussions with Bidco regarding the preferred structure of the Acquisition, taking into account, amongst other things, the prospect of the Acquisition succeeding. The Special Committee will consent to the Acquisition being implemented by way of a Takeover Offer (rather than by way of the Scheme) (an “Agreed Switch”), unless the Special Committee determines in good faith, after consultation with outside counsel and its Financial Adviser, that providing such consent would result in the Special Committee being in breach of its fiduciary duties or violating its obligations under the Act or at common law.

5.5

In the event that the Special Committee does not provide its consent to the Acquisition being implemented by way of a Takeover Offer pursuant to Clause 5.4, Bidco shall be entitled to proceed with such Takeover Offer (without the Special Committee Recommendation) and the Company agrees that it will promptly (and in any event within three (3) Business Days) following request by Bidco, provide or cause to be provided to Bidco mailing labels, security position listings, any non-objecting beneficial owner lists and any available listings or computer files containing the names and addresses of the record holders of Company Shares, in each case that are accurate and complete as of the most recent practicable date, and shall furnish Bidco with such additional available information (including, but not limited to, periodic updates of such information) and such other assistance as Bidco or their agents may reasonably request in communicating the Takeover Offer to the record and beneficial holders of Company Shares.

5.6	In the event of an Agreed Switch:

5.6.1

the Parties agree that the Takeover Offer will be conducted in compliance with US tender offer rules, including the requirement that such Takeover Offer be open for a period of at least 20 Business Days;

5.6.2	the acceptance condition shall be set at not less than 75 per cent. of the Company Shares (including, for the avoidance of doubt, any Company Shares already owned by Bidco or any of its Affiliates);

5.6.3

neither Bidco nor its Affiliates or Representatives shall take any action which would cause the Takeover Offer not to proceed, to lapse or to be withdrawn in each case for non-fulfilment of the acceptance condition to the Takeover Offer for as long as the Takeover Offer is open for acceptance; and

5.6.4

Bidco shall keep the Company informed, on a regular basis and in any event when next informed by the Receiving Agent following a request from the Company, of the number of the Company Shares in respect of which the Company Shareholders have validly returned their forms of acceptance or withdrawal forms or incorrectly completed their withdrawal or acceptance forms and the identity of such shareholders.

5.7

In the event of an Agreed Switch, this Agreement shall continue in force until terminated pursuant to Clause 12, and shall be construed as far as possible to give effect to the intentions of the Parties under this Agreement.

5.8

Save as otherwise permitted by Clause 10.4, the Company shall not, and shall procure that none of its subsidiaries or Representatives shall, take or knowingly omit to take any action that may result in the Acquisition being frustrated or in Company Shareholders being denied the opportunity to decide on its merits.

6.	Documentation, Information and Undertakings

The Circular and the Scheme

6.1

The Company will procure that the Circular includes the Special Committee Recommendation. Notwithstanding the foregoing, the Parties agree and acknowledge that, subject to the provisions of this Agreement (including complying with Clauses 10.2 through 10.7), nothing will prevent the Special Committee from: (i) considering any proposal received from any other person during the Relevant Period; or (ii) adjourning or postponing or delaying the General Meeting if the Company receives a proposal from any other person and the Special Committee determines that such proposal is a Superior Proposal.

6.2

Bidco undertakes to provide promptly to the Company all such information about itself and the Bidco Directors as may reasonably be requested by the Company for the purpose of inclusion in the Circular (“Bidco Information”) and to provide such other co-operation and assistance as may reasonably be required in connection with the preparation of the Circular, provided that the Company submits, or procures the submission of, drafts and revised drafts of the Circular to Bidco for review and considers its reasonable comments in relation thereto.

6.3	The Company undertakes to:

6.3.1

promptly provide Bidco with such information that Bidco may reasonably require in connection with implementing the Acquisition about the Company’s shareholder and other statutory registers, including, but not limited to, information about the holders of ADSs;

6.3.2

prior to the General Meeting and Court Meeting, keep Bidco informed of the number of proxy votes received in respect of the resolutions to be proposed at the General Meeting and the Court Meeting and promptly to provide Bidco with details of any material changes to the Company’s shareholder and other statutory registers, including, without limitation, any material changes to the holders of ADSs, which occur prior to the Effective Date;

6.3.3

co-operate with and provide such details to Bidco and its Advisers in relation to the Company Share Plans and Awards thereunder as Bidco or its Advisers may reasonably request and to communicate with participants of the Company Share Plans as necessary or desirable to implement the Acquisition in the manner contemplated by this Agreement (including the provisions of Schedule IV);

6.3.4

co-ordinate with Bidco for the purpose of obtaining any Tax clearances that Bidco may reasonably require to be obtained in connection with the Scheme and the Acquisition, to provide drafts of any such application for clearance and take into account Bidco’s reasonable comments and not to despatch any application for such clearance without the prior written consent of Bidco;

6.3.5

provide, and procure that each member of the Company Group provides, promptly to Bidco and its Advisers such information, documentation and access to the management, employees, facilities and assets of the Company Group and its Advisers and independent auditors as is reasonably requested by Bidco for the purposes of implementing the Acquisition (including, without limitation, information provided to any member of the Company Group by the Receiving Agent), post-Acquisition planning, verifying the Company’s business plan and preparing or making any filing, notification or submission with a Tax Authority or Governmental Authority in connection with the Acquisition; and

6.3.6	take any action not otherwise contemplated under this Agreement and which is reasonably requested by Bidco to implement the Acquisition.

6.4

Bidco undertakes to notify the Company promptly of: (a) any changes in the information disclosed in any document or announcement published by Bidco in connection with the Acquisition which are material in the context of that document or announcement; and (b) any material new information which may be relevant to a Company Shareholder in considering the merits of the Acquisition, and agrees that any such information may be published by the Company if: (i) it determines that such disclosure is necessary to ensure that all Company Shareholders have sufficient information to consider the merits of the Acquisition; and (ii) Bidco has consented to the content and form of the disclosure (such consent not to be unreasonably withheld, conditioned or delayed).

6.5

None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Circular will, at the date it is first mailed to the Company Shareholders, or at the time of the General Meeting, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they are made. No representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Bidco for inclusion or incorporation by reference therein.

6.6

None of the information supplied or to be supplied by Bidco for inclusion or incorporation by reference in the Circular will, at the date it is first mailed to the Company Shareholders, or at the time of the General Meeting, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they are made. No representation is made by Bidco with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

6.7

If any supplemental circular (or related materials) or document is required to be published by the Company in connection with the Acquisition or, subject to the prior written consent of Bidco, any variation or amendment to the Acquisition (a “Supplement”), Bidco shall, as soon as reasonably practicable, provide such co-operation and information (including such information as is necessary for the Supplement to comply with all applicable legal and regulatory provisions) as may be required or reasonably requested by the Company in order to finalise the relevant Supplement (such information also being Bidco Information). The Company shall submit, or procure the submission of drafts and revised drafts of the Supplement to Bidco in reasonable time for review and shall consider Bidco’s reasonable comments in relation thereto.

6.8

Subject to Bidco discharging its obligations under Clause 6.2, the Company and Bidco shall use best efforts to jointly prepare and shall file with the SEC, as promptly as practicable following execution of this Agreement and in any event no later than 10 Business Days after the date of this Agreement, or such later date as the Parties agree in writing, a Schedule 13E-3, which will include the Circular as an exhibit. Bidco and the Company shall furnish to each other all information concerning such Party as may be reasonably requested in preparation of the Schedule 13E-3 and the Circular. Thereafter:

6.8.1

each Party shall promptly provide the other Party with copies of any written comments, or inform the other Party of any oral comments, from the SEC with respect to the Schedule 13E-3 and/or the Circular and shall respond as promptly as reasonably practicable to any such comments after providing the other Party reasonable opportunity to review and comment on any draft correspondence and giving reasonable consideration to such comments; and each Party shall provide the other Party a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments;

6.8.2

the Company and Bidco shall, as promptly as reasonably practicable: (a) prepare and file any amendments to the Schedule 13E-3 and/or the Circular, as applicable, which are necessary to be filed in response to any such comments from the SEC; (b) use its reasonable endeavours to have the Schedule 13E-3 cleared by the staff of the SEC; and (c) to the extent required by applicable Law, as promptly as reasonably practicable, prepare and file any amendments to the Schedule 13E-3 and/or the Circular;

6.8.3

if either Party becomes aware that any information supplied by such Party for inclusion in the Schedule 13E-3 or the Circular shall have become false or misleading in any material respect, then: (i) such Party shall promptly inform the other; and (ii) the Parties shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any necessary amendment or supplement to the Schedule 13E-3 and/or the Circular, as applicable, and shall, as required by Law, cooperate in disseminating the information contained in such amendment or supplement to the Company Shareholders;

6.8.4

the Company and Bidco shall file with the SEC the final Schedule 13E-3, which will include the Circular as an exhibit, and disseminate such Schedule 13E-3 containing the Circular to Company Shareholders as promptly as reasonably practicable following the Court hearing to convene the Scheme; and

6.8.5	the Parties shall use reasonable endeavours to cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC.

6.9

Where Bidco elects to implement the Acquisition by way of a Takeover Offer and the Special Committee has provided its written consent to such election, Bidco shall prepare the Offer Document and the Schedule TO (together, the “Bidco Offer Documents”) and shall use all reasonable endeavours to cause the Schedule TO to be cleared by the staff of the SEC. In preparing the Bidco Offer Documents, Bidco shall submit, or procure the submission of drafts and revised drafts of, the Bidco Offer Documents to the Company for review, and shall consider the Company’s reasonable comments in relation thereto.

Directors’ and Officers’ Indemnification and Insurance

6.10

From and after the Effective Date, Bidco shall cause the Company and each of its subsidiaries to the fullest extent permitted by applicable Law: (a) to indemnify, defend and hold harmless any directors, managers and officers of the Company or any of its subsidiaries and any person who was a director, manager or officer of the Company or any of its subsidiaries in the six (6) years prior to the Effective Date (collectively, the “D&O Indemnified Parties”) against any Liability arising in connection with or in relation to such D&O Indemnified Party’s position as a director, manager or officer of the Company or any of its subsidiaries at least to the extent such D&O Indemnified Party is indemnified immediately prior to the Effective Date pursuant to the Articles or any deed of indemnity or other agreement between such D&O Indemnified Party and the Company or any of its subsidiaries; and (b) to: (i) maintain in effect for a period of six (6) years after the Effective Date, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company or any of its subsidiaries immediately prior to the Effective Date for the benefit of any D&O Indemnified Party; or (ii) to provide substitute policies of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the D&O Indemnified Parties when compared to the insurance maintained by the Company and its subsidiaries as of the date of this Agreement; or (c) to obtain as of the Effective Date “tail” directors’ and officers’ liability insurance policies with a claims period of six (6) years from the Effective Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the D&O Indemnified Parties when compared to the insurance maintained by the Company and its subsidiaries as of the date of this Agreement, in the case of (i) Sub-Clauses (a) – (c) above, with respect to claims arising out of or relating to events which occurred on or prior to the Effective Date and (ii) Sub-Clauses (b) and (c) above, provided that Bidco shall not be required to maintain such policies if the cost exceeds three (3) times the annual cost of the current policies of directors’ and officers’ liability insurance maintained by the Company or any of its subsidiaries immediately prior to the Effective Date.

6.11

The obligations of Bidco and the Company and its subsidiaries under Clause 6.10 to 6.13 shall not be terminated, amended or modified in any manner so as to materially adversely affect any D&O Indemnified Party (including such person’s successors, heirs and legal representatives) to whom Clause 6.10 applies without the written consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom Clause 6.10 applies shall be third party beneficiaries of Clause 6.10, and Clause 6.10 shall be enforceable by such D&O Indemnified Parties and their respective successors, heirs and legal representatives and shall be binding on all successors and assigns of Bidco and the Company and its subsidiaries).

6.12

If, following the Effective Date, the Company or any of its subsidiaries, or any of their respective successors or assigns: (i) consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company or any of its subsidiaries or any of their respective successors or assigns, as the case may be, shall assume all of the obligations set forth in Clauses 6.10 to 6.13.

6.13

The rights of the D&O Indemnified Parties under Clause 6.10 shall be in addition to any rights such D&O Indemnified Parties may have under the articles of association or other comparable organisational documents of the Company or any of its subsidiaries, or under any applicable Contracts or applicable Law, and Bidco shall, and shall cause the Company and each of its subsidiaries to, honour and perform under all indemnification agreements entered into by the Company or any of its subsidiaries, as applicable, as in effect on the date of this Agreement and to the extent set out in Schedule VI.

6.14

Upon execution of this Agreement, the Company will deliver to Bidco an extract of the resolutions of the Special Committee pursuant to which the Acquisition was approved and the Special Committee Recommendation was given.

6.15

On the Effective Date, the Company shall deliver resignation letters in the Agreed Form from the directors and/or secretary (if any) of the applicable members of the Company Group, the identity of whom Bidco notifies the Company prior to the Effective Date.

6.16	At or immediately prior to the Effective Date (subject to the Effective Date taking place), the Company will procure that at a duly convened meeting of the Special Committee it will be resolved that:

6.16.1	the Acquisition and the Scheme will be approved for registration at Companies House and in the Company’s shareholder and other statutory registers;

6.16.2	any resignations pursuant to Clause 6.15 will be approved; and

6.16.3

any appointments of directors and/or secretary (if any) to the boards of the applicable members of the Company Group, the identity of whom Bidco notifies the Company prior to the Effective Date, will be approved.

7.	Company Incentive Arrangements

Each Party agrees to the treatment of entitlements under the Company Incentive Arrangements set forth in Schedule IV, and undertakes to take the relevant steps and other actions provided for in Schedule IV in relation to the Company Incentive Arrangements.

8.	Announcement

The initial press release relating to this Agreement shall be the Announcement issued by the Company and a press release issued by Bidco or one of its Affiliates in a form consented to by the Company (such consent not to be unreasonably withheld, conditioned or delayed) and, except as required by Law, thereafter Bidco and the Company shall consult with, and seek the consent of, each other before issuing any further press release(s) or otherwise making any public statement with respect to the transactions contemplated by this Agreement, in each case prior to a Company Adverse Change Recommendation; provided that a Party will not need to consult with, or seek the consent of, the other Party, with respect to communications that are required by Law, that are consistent with previous releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party).

9.	Responsibility for Information and Standards of Care

9.1	If the Acquisition is implemented by way of the Scheme:

9.1.1

Bidco will procure that the Bidco Directors accept responsibility for all of the information in the Circular and the Schedule 13E-3 relating to Bidco and other members of the Bidco Group and their respective Personnel (it being understood that the Bidco Directors make no representation, warranty or covenant with respect to any information made or incorporated by reference in the Circular or the Schedule 13E-3 that was not supplied by or on behalf of Bidco or the Bidco Directors for use therein); and

9.1.2

the Company will procure that the relevant Company Directors, or members of the Special Committee, as applicable, accept responsibility for: (i) their views set out in the Circular and the Schedule 13E-3; and (ii) all information in the Circular and the Schedule 13E-3 other than information for which responsibility is accepted by the Bidco Directors under Clause 9.1.1 (it being understood that such Company Directors, or members of the Special Committee, as applicable, make no representation, warranty or covenant with respect to any information made or incorporated by reference in the Circular or the Schedule 13E-3 that was not supplied by or on behalf of the Company, such Company Director or such Special Committee member for use therein).

9.2	If the Acquisition is implemented by way of a Takeover Offer pursuant to an Agreed Switch:

9.2.1

Bidco will procure that the Bidco Directors accept responsibility for all of the information in the Bidco Offer Documents, the Schedule 14D-9 and the Schedule 13E-3 relating to Bidco (it being understood that the Bidco Directors make no representation, warranty or covenant with respect to any information made or incorporated by reference in the Bidco Offer Documents, the Schedule 14D-9 or the Schedule 13E-3 that was not supplied by or on behalf of Bidco or the Bidco Directors for use therein); and

9.2.2

the Company will procure that the relevant Company Directors, or members of the Special Committee, as applicable, accept responsibility for: (i) their views set out in the Bidco Offer Documents, the Schedule 14D-9 and the Schedule 13E-3; and (ii) all information in the Bidco Offer Documents, the Schedule 14D-9 and the Schedule 13E-3 other than information for which responsibility is accepted by the Bidco Directors under Clause 9.2.1 (it being understood that such Company Directors, or members of the Special Committee, as applicable, make no representation, warranty or covenant with respect to any information made or incorporated by reference in the Bidco Offer Documents, the Schedule 14D-9 or the Schedule 13E-3 that was not supplied by or on behalf of the Company, such Company Director or such Special Committee member for use therein).

9.3

Without prejudice to Clause 6.8.3 above, each Party acknowledges and agrees that: (a) each document, announcement or other information published, or statement made, from the date of this Agreement until the Scheme Effective Date must be prepared with the highest standards of care and accuracy; (b) the language used in such document, announcement or other information must clearly and concisely reflect the position being described and the information given must be adequately and fairly presented; and (c) these requirements apply whether the document, announcement or other information is published, or the statement is made, by the Party concerned or by an adviser on its behalf.

9.4

Each Party undertakes to use its reasonable endeavours not to make statements in relation to this Acquisition from the date of this Agreement until the Scheme Effective Date which, while not factually inaccurate, may be misleading.

10.	Conduct Pending Completion of the Acquisition

10.1

During the Relevant Period, except: (a) as required or otherwise contemplated under this Agreement (including as set forth in Schedule IV) or as required by applicable Law; (b) as or required or otherwise contemplated under the Loan Documents; or (c) with the written consent of Bidco (which consent shall not be unreasonably withheld, conditioned or delayed):

10.1.1

the Company shall, and shall cause each of its subsidiaries to, use reasonable endeavours to: (i) conduct the business in the ordinary course, preserve intact its material assets and business organisation and maintain its advantageous relationships with patients, material suppliers, material distributors and regulators; and (ii) not do any of the following:

(a)	authorise or pay any dividends on or make any distribution with respect to the outstanding shares of its share capital or Awards (in cash or in kind);

(b)

repurchase, redeem, repay, reduce or otherwise reacquire any Company Shares or other equity interests, or any Awards, rights, warrants or options to acquire any of the Company Shares or other equity interests (except for: (i) repurchases or forfeitures of Awards in connection with terminations of employment or service, as applicable (including, for the avoidance of doubt, any Unvested Employee Leaver Shares); and (ii) in respect of exercise price or tax withholding obligations in connection with the vesting or exercise of Awards in accordance with the terms of such Awards as in effect on the date hereof);

(c)	create, split, combine, subdivide or reclassify any Company Shares or other equity interests;

(d)

issue, grant or sell or otherwise dispose of any additional shares of, or other equity interests in, the Company or any of its subsidiaries, or securities convertible into or exchangeable for such shares or equity interests or issue or grant any Awards, options, warrants, calls, subscription rights or other rights of any kind to acquire such shares, other equity interests or securities, except for: (i) the grant of Awards in connection with the Company Share Plans; and (ii) the issuance of shares upon settlement or exercise of any Awards;

(e)

amend or permit the adoption of any amendment to its Articles or other charter or organisational documents in a way that could impair, materially delay or prevent the ability of the Company to consummate the Acquisition;

(f)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any person or other business organisation or division thereof or, other than in the ordinary course of business consistent with past practices and in an amount that does not exceed USD 250,000 in the aggregate, any properties or assets;

(g)	(i) incur or guarantee any Indebtedness or (ii) make any loans, capital contributions or advances to any Person, other than to a wholly owned subsidiary of the Company;

(h)	make, incur or authorise any capital expenditure (except for capital expenditures that do not exceed USD 250,000 in the aggregate);

(i)

(i) amend or modify in any material respect, or waive any material rights under or cancel, fail to renew, voluntarily terminate, or assign any Material Contract; or (ii) enter into any Contract which if entered into prior to the date hereof would have been a Material Contract;

(j)

except with respect to Tax matters (which shall be governed by Clause 10.1.1(w)), commence any new litigation involving claims for money damages in excess of USD 250,000; or enter into any material settlement, release, waiver or compromise of any pending or threatened litigation;

(k)

establish, adopt, enter into or terminate any Benefit Plan or any plan, scheme, program, policy, agreement or arrangement that would be a Benefit Plan if it were in effect on the date of this Agreement, except as otherwise permitted by Clause (d) above, Clause (l) below, or Schedule IV;

(l)

other than: (A) as set forth in Schedule IV; (B) with respect to Sign-On Bonuses; or (C) with respect to SC Meeting Fees, grant, increase, or pay any bonus, incentive, change in control, retention, severance, or termination payment or benefit, or increase the base compensation, cash bonus opportunity or other compensation of, or accelerate the vesting or payment of any payment or benefit payable to, any current or former employee, director or individual independent contractor of the Company or any of its subsidiaries, except to the extent required by applicable Law;

(m)	hire, engage, promote or terminate the employment or engagement of (other than for cause) any employee or director;

(n)	amend or modify in any way any employment agreement or supplementary terms entered into with a Senior Employee;

(o)	enter into any collective bargaining agreement or other agreement or understanding with any labour organisation;

(p)	adopt or implement any stockholder rights plan or similar arrangement;

(q)	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalisation or other reorganisation of the Company or any of its subsidiaries;

(r)	enter into any new line of business that is not reasonably related to the business of the Company and its subsidiaries as of the date hereof;

(s)	sell, assign, lease, mortgage, pledge, encumber, transfer of dispose of any of its material assets, except for the sale or other reduction of inventory in the ordinary course of business;

(t)

license or otherwise dispose of the rights to use any material Company Intellectual Property Rights, or disclose material trade secrets to a third party other than in the ordinary course of business pursuant to a non-disclosure or confidentiality agreement;

(u)	fail to maintain any of its material insurance policies in effect as of the date of this Agreement, other than renewals or replacement of such policies with comparable coverage;

(v)	enter into any transaction with any Company Shareholder (legally enforceable or not) save, for the avoidance of doubt, this Agreement and the other Transaction Documents;

(w)

make or adopt any change in its accounting methods, principles, practices policies or procedures, except as required by a concurrent change in GAAP, including without limitation, any change in depreciation or amortization policies or rates;

(x)

make or change any Tax election, change an annual accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company Group, surrender any right to claim a refund of Taxes, consent to any extension of waiver of the limitation period applicable to any Tax claim or assessment relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action is outside of the ordinary course of business and would have the effect of materially increasing the Tax liability of the Company Group for any period or materially decreasing any Tax attribute of the Company Group; or

(y)	authorise any of, or agree or commit to take, any of the actions described in the foregoing Sub-Clauses (a) through (y) of this Clause 10.1.1;

Acquisition Proposals

10.2

If at any time during the Relevant Period, the Company or any of its subsidiaries or any of their Representatives receives an unsolicited bona fide written Acquisition Proposal from any person, which Acquisition Proposal was made or renewed on or after the date of this Agreement,

10.2.1	after providing notice to Bidco pursuant to Clause 10.3, the Special Committee and its Representatives may contact such person solely to clarify the terms and conditions thereof; and

10.2.2

if the Special Committee determines, in good faith, after consultation with its Financial Adviser and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and the failure to take such action would constitute a breach of their fiduciary duties or would violate their obligations under the Act, then the Special Committee and its Representatives may:

(a)

furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its subsidiaries to the person who has made such Acquisition Proposal; provided that the Company shall, as promptly as practicable (and in any event within 24 hours), provide to Bidco any non-public information concerning the Company and its subsidiaries that is provided to any person pursuant to this Clause 10.2.2(a) to the extent access to such information was not previously provided to Bidco or its Representatives; and

(b)

engage in or otherwise participate in discussions or negotiations with the person making such Acquisition Proposal for so long as the Company and its Representatives reasonably believe such Acquisition Proposal constitutes a Superior Proposal.

10.3

During the Relevant Period, the Company shall: (i) promptly (and in any event within 24 hours) notify Bidco if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by the Company or its subsidiaries, including the identity of any third party that makes such an inquiry, proposal or offer, and provide to Bidco a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, implementation agreement, co-operation agreement, acquisition agreement or similar agreement with respect thereto) and a summary of any material unwritten terms and conditions thereof; (ii) keep Bidco reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal permitted by this Agreement on a prompt basis (and in any event within 24 hours of such material development, discussion or negotiation); and (iii) to respond promptly to any reasonable requests made by Bidco in light of such information.

Special Committee Recommendation:

10.4	Subject to Clauses 6.1 and 10.5:

10.4.1

the Special Committee shall not (i) withdraw (or modify in a manner adverse to Bidco), or publicly propose to withdraw (or modify in a manner adverse to Bidco), the Special Committee Recommendation; or (ii) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (any action described in this Clause 10.4.1 being referred to as a “Company Adverse Change Recommendation”); or

10.4.2

none of the Special Committee or the Company shall approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or execute or enter (or cause the Company to) into any Contract with respect to any Acquisition Proposal, requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Acquisition (other than an Acceptable Confidentiality Agreement).

10.5

Notwithstanding anything to the contrary contained in this Agreement, at any time during the Relevant Period, if the Company, or any of its subsidiaries, has received a bona fide written Acquisition Proposal that is a Superior Proposal:

(a)	the Special Committee may make a Company Adverse Change Recommendation; and/or

(b)	the Company may terminate this Agreement pursuant to Clause 12.1.2 and implement such Superior Proposal,

in both cases, if and only if:

(i)

the Company shall have given Bidco prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating this Agreement pursuant to Clause 12.1.2 at least four (4) Business Days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice and any public disclosure thereof that is required by Law shall not constitute a Company Adverse Change Recommendation or termination) and Bidco has not elected during such four (4) Business Day period to negotiate, in good faith, with respect to any revisions to the terms of the Acquisition or another proposal to the extent proposed by Bidco so that the terms proposed by Bidco are at least as favourable as the competing Acquisition Proposal (Bidco’s revised Acquisition Proposal, being the “Matching Acquisition Proposal”); and

(ii)

the Company shall have provided to Bidco information with respect to such Acquisition Proposal in accordance with Clause 10.3; and after giving effect to the proposals made by Bidco during such period, if any, after consultation with its Financial Adviser and outside legal counsel, the Special Committee shall have determined, in good faith, that such Acquisition Proposal is a Superior Proposal and the failure to take such action specified in clause (a) or (b), as applicable, would constitute a breach of the Special Committee’s fiduciary duties or would violate the Special Committee’s obligations under the Act.

The provisions of this Clause 10.5 shall also apply to any material amendment to any Acquisition Proposal or any Matching Acquisition Proposal and require a new Determination Notice, except that the references to four (4) Business Days shall be deemed to be three (3) Business Days.

10.6

If Bidco delivers a Matching Acquisition Proposal pursuant to Clause 10.5, the Special Committee shall deliver a revised Special Committee Recommendation in respect of Bidco’s Matching Acquisition Proposal, and the terms of this Agreement shall apply mutatis mutandis.

10.7

Unless such Acquisition Proposal, as is referred to in Clause 10.5, proposes a further Superior Proposal following a Matching Acquisition Proposal, within four (4) Business Days of the Matching Acquisition Proposal, the Company shall, and shall procure its Affiliates and Representatives to, terminate all discussions with such party.

Enforceability of Undertakings:

10.8

The Parties further agree that, without prejudice to any other remedy which may be available to Bidco, Bidco shall be entitled to seek injunctive or other equitable relief in relation to any breach or prospective breach of the undertakings in Clause 10, it being acknowledged that an award of damages may not be an adequate remedy for such a breach.

10.9	The Company agrees with Bidco to procure that its subsidiaries and each of its and their respective Representatives is made aware of and complies with each of the undertakings contained in Clause 10.

Company Share Plans:

10.10	Bidco agrees that the satisfaction of any Awards subject to, and in accordance with, Schedule IV shall be permitted.

Transaction Litigation:

10.11

The Company shall as promptly as reasonably practicable notify Bidco in writing (and shall thereafter keep Bidco informed on a current basis with respect to), and shall give Bidco the opportunity to participate in the defence and settlement of any litigation related to the Acquisition or related transactions, including the right to review and comment on all filings and responses to be made by the Company and to attend any negotiations and discussions with third parties related thereto. The Company shall not agree to settle any such litigations without Bidco’s prior written consent.

Nasdaq; Post-Closing SEC Reports; Termination of Deposit Agreement

10.12

During the Relevant Period, the Company shall cooperate with Bidco and use reasonable best endeavours to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Laws and rules and policies of Nasdaq to enable the delisting by the Company of the Company Shares from Nasdaq and the deregistration of the Company Shares in accordance with the Exchange Act promptly after the Effective Date.

10.13	As soon as reasonably practicable after the Effective Date, the Company shall provide notice to the Depositary to terminate the Deposit Agreement.

11.	Representations and Warranties

11.1	The Company represents and warrants to Bidco that:

11.1.1

Corporate Existence and Power: the Company is a public company limited by shares duly incorporated and validly existing under the laws of England and Wales and has all corporate power and all governmental licenses, authorisations, Permits, consents and approvals required to carry on its business as now conducted. Each of the Company’s subsidiaries has all corporate powers and all governmental licenses, authorisations, Permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorisations, Permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary or applicable, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

11.1.2

Subsidiaries: each of the subsidiaries of the Company has been duly incorporated and is validly existing and in good standing under the laws of the jurisdiction of its incorporation (in the case of good standing, to the extent such jurisdiction recognises such concept). The Company owns beneficially and of record all of the equity interests of its subsidiaries, free and clear of all Liens. All the issued and outstanding shares, share capital or other equity interests of, or ownership interests in, each of the Company’s subsidiaries, have been duly authorized and validly issued and are fully paid and non-assessable;

11.1.3

Organisational Documents: the Company has delivered or made available to Bidco accurate and complete copies of the Articles of the Company and the equivalent organisational documents of each of its subsidiaries, including all amendments thereto, as in effect on the date of this Agreement;

11.1.4

Corporate Authorisation: the Company has the requisite power and authority to enter into and perform its obligations under this Agreement in accordance with the terms hereof. The execution and delivery of this Agreement have been duly and validly authorised by the Special Committee;

11.1.5

Binding Obligations: assuming due authorisation, execution and delivery by Bidco, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors’ rights generally and by general principles of equity;

11.1.6

Governmental Authorisation: the execution, delivery and performance by Company of this Agreement and the consummation by the Company of the Acquisition requires no action by or in respect of, or filing with, any Governmental Authority or any stock market or stock exchange on which Company Shares are listed for trading in connection with the execution and delivery of this Agreement or the Company’s and its subsidiaries’ performance of their obligations hereunder or the consummation of the Acquisition and the other transactions contemplated by the Circular other than: (i) compliance with the provisions of the Act; (ii) compliance with any applicable Competition Laws; (iii) the filing with the SEC of the Circular in preliminary and definitive forms, and compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Acquisition and the other transactions contemplated by this Agreement; (iv) such other actions, authorisations, consents, approvals or filings, the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (v) in order to comply with any applicable Health Law;

11.1.7

Non-Contravention: the execution, delivery and performance by the Company of this Agreement and the consummation of the Acquisition and the other transactions contemplated by the Circular do not and will not:

(a)

contravene, conflict with, or result in any violation or breach of (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit or any obligation to make an offer to purchase or redeem any Indebtedness or capital shares or any loss of any benefit under, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of the Company Group under, any provision of the Company’s or its subsidiaries’ constitutional documents;

(b)	require the approval of the Company Shareholders (other than shareholder approval referred to in this Agreement, including pursuant to the Scheme);

(c)	assuming compliance with the matters referred to in Clause 11.1.6, contravene, conflict with or result in a violation or breach of any provision of any applicable Law;

(d)

assuming compliance with the matters referred to in Clause 11.1.6, require any payment to or consent or other action by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its subsidiaries is entitled under, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of the Company Group under, any provision of any Contract or other instrument binding on the Company or any of its subsidiaries or any Contract, license, franchise, Permit, certificate, approval or other similar authorisation affecting, or relating in any way to, the assets or business of the Company and its subsidiaries; or

(e)	result in the creation or imposition of any Lien on any asset of the Company with only such exceptions, in the case of each of Sub-Clauses (c) through (e), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

11.1.8	Capitalisation; Indebtedness:

(a)	the share capital of the Company is as set out in the table below as of 31 October 2023;

Class of Shares	Currency	Nominal Value	Number Allotted	Aggregate Nominal Value
Ordinary	GBP	0.00001	65,406,819	654.06819
Deferred	GBP	100,000	1	100,000

(b)

other than as set out in the Loan Documents, the Company Shares (excluding the BW Deferred Share and the Unvested Employee Leaver Shares) are duly authorised, validly issued, fully paid and non-assessable and free of pre-emptive rights, rights of repurchase or forfeiture, rights of participation, rights of maintenance or any similar rights;

(c)

other than pursuant to the Loan Documents, there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote (excluding any rights on enforcement of security)) on any matters on which Company Shareholders may vote. Except as described in this Clause 11.1.8 and as set out in Schedule IV, there are no issued or outstanding (i) securities of the Company convertible into or exchangeable or exercisable for Company Shares in the share capital or other voting securities of or ownership interests in the Company; (ii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any shares or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for Company Shares or other voting securities or ownership interests in the Company; or (iii) Awards, restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any part of the share capital or voting securities of the Company (the items in (i) through (iii) of this clause being referred to collectively as the

“Company Securities”). No Option has been granted with a per share exercise price that is less than the fair market value of a Company Share on the applicable date that it was granted. Each Award granted under any Company Share Plan (i) was granted in all material respects in accordance with the applicable Company Share Plan and all applicable Laws, including the stock exchange listing rules and the Internal Revenue Code and (ii) qualifies for the Tax and accounting treatment described in the Company’s Tax Returns and financial statements (including exhibits and all other information incorporated therein). There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any of the Company Securities. None of the Company and its subsidiaries is a party to any voting agreement with respect to the voting of any the Company Securities or pursuant to which any person is entitled to elect, designate or nominate any director of the Company or any of its subsidiaries. The Company is not a party to any agreement with respect to any of its securities granting any registration rights to any person;

(d)	other than as set out in Schedule VI, the Company has no subsidiaries; and

(e)	other than as set out in Schedule VI, there is no outstanding Indebtedness of the Company or the Company Group;

11.1.9	SEC Filings; Financial Statements:

(a)

since 31 December 2022, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(b)

the financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC); and (iii) fairly presented, in all material respects, the financial position of the Company Group as of the respective dates thereof and the results of operations and cash flows of the Company Group for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material);

(c)

the Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorisations of management and the Company Board; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorised acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. To the knowledge of the Company, since 31 December 2022 to the date of this Agreement, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilised by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarise and report financial information; or (2) any allegation of fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting. Since 31 December 2022 through the date of this Agreement, neither the Company nor any of its subsidiaries has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its subsidiaries or their respective internal accounting controls that, individually or in the aggregate, would reasonably be expected to be material to the Company Group, taken as a whole;

(d)

the Company maintains disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance in all material respects with all current listing and corporate governance requirements of the Nasdaq Capital Market;

(e)

the Company is not a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Documents; and

(f)

as of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company;

11.1.10	Absence of Certain Changes: since 30 June 2023 to the date of this Agreement, except as contemplated by this Agreement:

(a)	there has not been any Company Material Adverse Effect; and

(b)

the business of the Company has been conducted in all material respects in the ordinary course consistent with past practice and the Company has not authorised, agreed or committed to take any action, or failed to take any action that would result in:

(i)	any declaration, setting aside or payment of any dividends on, or making of any distribution with respect to the outstanding shares of its share capital (in cash or in kind);

(ii)

any establishment, adoption, amendment or termination of any material Benefit Plan or any plan, scheme, program, policy agreement or arrangement that would be a material Benefit Plan if it were in effect on the date of this Agreement;

(iii)

any split, combination or reclassification of any part of the share capital of the Company or any issuance or the authorisation of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the share capital of the Company;

(iv)

any change in accounting methods, principles or practices by the Company or any of its subsidiaries materially affecting the consolidated assets, liabilities or results of operations of the Company, except as may have been required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organisation, or (B) by applicable Law, including Regulation S-X under the Securities Act;

(v)

any sale, lease (as lessor), license or other disposition of (including through any “spin-off” or by permitting any Intellectual Property Rights to lapse), or pledge, encumbrance or other Lien imposed upon (other than a Permitted Lien), any properties or assets that are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole, except (A) sales, leases, or other dispositions of (1) inventory and (2) excess or obsolete properties or assets, in each case, in the ordinary course of business, (B) the grant of non-exclusive licenses for Intellectual Property Rights in the ordinary course of business pursuant to agreements with contract manufacturers, contract research organisations and other service providers where the license is incidental to and not the primary purpose of the agreement or (C) abandonments of patent applications in the ordinary course of prosecution, where a continuation, continuation-in-part, request for continued examination or divisional application (or foreign equivalent of any of the foregoing) is filed;

(vi)

any material election with respect to Taxes by the Company or any of its subsidiaries or settlement or compromise by the Company or any of its subsidiaries of any material Tax liability or refund other than, in each case, in the ordinary course of business;

(vii)	any material settlement, release, waiver or compromise of any pending or threatened litigation that is material to the Company and its subsidiaries, taken as a whole;

(viii)	any other action that would be prohibited by Clause 10.1.1 if it were taken during the Relevant Period;

11.1.11	Real Property:

(a)	the Company and its subsidiaries do not own, and have never owned, any real property;

(b)

the Company and its subsidiaries hold valid and existing leasehold interests in the real property that is leased or subleased by them (the “Leased Real Property”), in each case free and clear of any material Liens. As of the date of this Agreement, neither the Company nor any of its subsidiaries has received any written notice regarding any material violation or breach or default under any lease related to the Leased Real Property that has not since been cured;

11.1.12	Compliance with Laws; Permits:

(a)

since 31 December 2022 to the date of this Agreement: (i) the Company is and has been in compliance in all material respects with and is not under investigation with respect to, (ii) to the Company’s knowledge, the Company has not been threatened to be charged with, nor has it been subject to, or (iii) to the Company’s knowledge, the Company has not been threatened with an Action concerning, nor given notice of, any material violation of, any applicable Law or Permit. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Affiliates;

(b)

the Company and its subsidiaries have in effect all material Permits that are necessary for the Company to own, lease or operate its properties and assets, including the manufacturing, packaging, storage and distribution, and to carry on its business as currently conducted. All Permits are in full force and effect and will continue to be upon the Effective Date. All material terms and requirements of such Permits have been complied with in all material respects. There have been no occurrences, events, notices, or Actions that are pending, under investigation, or, to the knowledge of the Company, threatened that have resulted in or would reasonably be expected to result in a materially adverse action against any Permit; and

(c)	the Company has not been restrained by a Governmental Authority or other person in its ability to conduct or have conducted its business as currently conducted;

11.1.13	Regulatory Matters:

(a)

the Company has been in material compliance with, and has not been notified by any Governmental Authority of any failure (or any investigation with respect thereto) by the Company to comply in all material respects with any Health Law;

(b)

(i) the Company has filed, maintained or furnished with the applicable Health Authorities all material filings, declarations, listings, registrations, reports, submissions, applications, amendments, modifications, supplements, notices, correspondence, and other documents required under applicable Health Laws (collectively “Health Submissions”); and (ii) all such Health Submissions were materially complete and accurate and in compliance with applicable Health Laws when filed (or were corrected or completed by a subsequent filing) in all material respects;

(c)

no manufacturing site of the Company, or to the knowledge of the Company, any of its contract manufacturers for pharmaceutical products, with respect to any Product Candidate of the Company (i) is subject to a shutdown by a Governmental Authority or import or export prohibition or (ii) has received any FDA Form 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from a Health Authority alleging or asserting noncompliance with any applicable Health Law, in each case that have not been materially complied with or closed to the satisfaction of the relevant Governmental Authority, and, to the knowledge of the Company, no Governmental Authority is considering such action;

(d)

neither the Company nor any of its subsidiaries, have received any written notice from any Health Authority terminating, withdrawing, refusing to renew, or refusing to grant any material governmental license, Permit, registration, or authorisation, including any IND, NDA, other clinical trial application or regulatory approval application, in any jurisdiction; or placing a clinical hold order on, or otherwise terminating or suspending, any material ongoing clinical trial conducted by or on behalf of the Company, and, to the knowledge of the Company, there are no facts which could form the basis for such an Action;

(e)

none of the Company, any of its subsidiaries or, to the knowledge of the Company, any of its officers, employees or agents (authorised to speak on behalf of the Company), have (i) made an untrue statement of a material fact or fraudulent statement to any Health Authority, failed to disclose a material fact required to be disclosed to any Health Authority, or committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991), and any amendments thereto, or for any other Health Authority to invoke any similar policy; or (ii) been debarred pursuant to 21 U.S.C. section 335a (a) or (b) or any comparable Health Law;

(f)

none of the Company, any of its respective officers, directors, or, to the knowledge of the Company, its managing employees, agents (as those terms are defined in 42 C.F.R. § 1001.2), or any other person described in 42 C.F.R. § 1001.1001(a): (i) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any federal health care program as defined in 42 U.S.C. §1320a-b(f) and including the Medicare, Medicaid and TRICARE programs (“Federal Health Care Program”); (ii) has been debarred, excluded or suspended from participation in any Federal Health Care Program; (iii) has had a civil monetary penalty assessed against it, him or her under 42 U.S.C. §1320a-7a; (iv) is currently listed on the list of parties excluded from federal procurement programs and non-procurement programs as maintained in the Government Services Administration’s System for Award Management or other federal agencies; (v) is, to the knowledge of the Company, the target or subject of any material current or potential investigation relating to any Federal Health Care Program-related offense; or (vi) has engaged in any activity that is in material violation of or is cause for civil penalties or mandatory or permissive exclusion under federal or state Laws; and

(g)	neither the Company nor any of its subsidiaries, has received or otherwise learned of any material complaints, information, or adverse drug experience reports related to any Product Candidates;

11.1.14

Certain Business Practices: neither the Company nor any of its subsidiaries, nor, to the knowledge of the Company, any of its employees, Representatives or agents (in each case, acting in the capacity of an employee or Representative of the Company or its subsidiaries) has: (i) used any material funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; or (iii) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Law of similar effect. Since 31 December 2022 to the date of this Agreement, neither the Company nor any of its subsidiaries has received any written communication that alleges any of the foregoing;

11.1.15

Litigation: as of the date hereof, there is no material Action or suit (or any basis therefor) pending against, or, to the knowledge of the Company, threatened against, the Company or any of its subsidiaries;

11.1.16	Intellectual Property:

(a)

except as otherwise set out in Schedule VI, the Company is the sole and exclusive owner of all Intellectual Property Rights owned by the Company and its subsidiaries (the “Owned Registered IP”) and all other material Company Intellectual Property Rights other than Intellectual Property Rights licensed to the Company and its subsidiaries (the “Licensed Registered IP”) (collectively, the “Owned Intellectual Property Rights”) and holds all right, title and interest in and to all Owned Intellectual Property Rights free and clear of all Liens (other than Permitted Liens);

(b)

(i) the Company possesses valid rights to use, free and clear of all Liens (other than Permitted Liens), the Company Intellectual Property Rights, other than the Owned Registered IP and (ii) the Company owns or has adequate rights to use all Intellectual Property Rights used or proposed to be used in connection with the operation of the Company’s business; and

(c)

the Product Intellectual Property Rights constitute all of the Intellectual Property Rights necessary to, or used or held for use in, the use, sale, offer for sale, development, manufacture, distribution, importation, commercialisation or other exploitation of the Product Candidates;

(d)	except as set forth in Schedule VI:

(i)

neither the Company nor any activities of the Company (including the operation of the Company’s business), including without limitation the use, sale, offer for sale, development, manufacture, distribution, importation, commercialisation or other exploitation of the Product Candidates has infringed, contributed to the infringement of, misappropriated or otherwise violated any Intellectual Property Right of any person;

(ii)

there is no Action pending against, or threatened in writing against, the Company (A) based upon, or challenging or seeking to deny or restrict, any right of the Company Intellectual Property Rights, (B) alleging that any of the Company Intellectual Property Rights is invalid or unenforceable, (C) alleging that any use of any of the Company Intellectual Property Rights or any use, sale, offer for sale, development, manufacture, distribution, importation, commercialisation or other exploitation of Product Candidates does or may misappropriate, infringe, or otherwise violate any Intellectual Property Right of any person, or (D) otherwise alleging that the Company has infringed misappropriated or otherwise violated any Intellectual Property Right of any person;

(iii)	none of the Owned IP or, to the knowledge of the Company, Licensed Intellectual Property Rights, have been adjudged invalid or unenforceable in whole or part;

(iv)	all of the Owned IP and, to the knowledge of the Company, Licensed Registered IP are valid, enforceable, in full force and effect and subsisting;

(v)

all registration, maintenance and renewal fees applicable to the Owned Registered IP and, to the knowledge of the Company, Licensed Registered IP that are currently due have been paid and all documents and certificates necessary for the maintenance of such items have been filed with the Governmental Authority or other authorities in the applicable jurisdictions for the purposes of maintaining such items;

(vi)	to the knowledge of the Company, no person has infringed, misappropriated or otherwise violated any Company Intellectual Property Right;

(vii)

the Company has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Trade Secrets of the Company, the value of which to the Company is contingent upon maintaining the confidentiality thereof and no such Trade Secrets have been disclosed other than to persons who are bound by written confidentiality agreements that protect the confidentiality of such Intellectual Property Rights;

(viii)

each current and former employee of the Company, as well as each third party involved in the development or creation of any Company Intellectual Property Rights has executed a written agreement with the Company expressly assigning to the Company all right, title and interest (including all Intellectual Property Rights) in any inventions and Copyrights, whether or not patentable, which inventions and Copyrights were invented, created, developed, authored, conceived or reduced to practice in the scope of and during the term of such employee’s employment for the Company;

(ix)

the IT Assets operate and perform in a manner that permits the Company to conduct its business as currently conducted, and in the past three years, there has been no failure or other material substandard performance of any IT Asset that has caused a material disruption to the Company;

(x)

to the knowledge of the Company, no person has gained material unauthorised access to the IT Assets and there has been no material (i) unauthorized acquisition of, access to, loss of, misuse (by any means) of any personal information, confidential information or trade secret, or (ii) unauthorized or unlawful handling of any personal information, confidential information or trade secret, in each case, used or held for use by or on behalf of the Company; and

(xi)

the Company takes commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorised use, access, interruption, modification or corruption;

11.1.17	Taxes:

(a)

with respect to Taxes for which the period of assessment or collection has not lapsed, all material Tax Returns required by applicable Law to be filed with any Tax Authority by, or on behalf of, the Company and its subsidiaries have been filed when due (taking into account any authorised extensions) in accordance with all applicable Law and all such Tax Returns were, when filed, true, correct and complete in all material respects;

(b)

each of the Company and its subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Tax Authority all material Taxes shown on any Tax Returns as due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which each of the Company and its subsidiaries ordinarily records items on its books;

(c)

there is no audit or Action now pending or to the Company’s knowledge threatened in writing against or with respect to the Company or any of its subsidiaries in respect of any material Taxes, and no deficiency in respect of material Taxes has been asserted in writing as a result of any audit, examination or Action by any Tax Authority that has not been paid, accrued for or contested in good faith (with appropriate reserves established in accordance with generally accepted accounting principles in the UK) and in accordance with applicable Law;

(d)	each of the Company and its subsidiaries:

(i)

is not, and has not been, a party to any Tax Sharing Agreement pursuant to which it will have any obligation to make any payments for material Taxes after the Effective Date that will not be terminated prior to the Effective Date; and

(ii)

for taxable years for which the applicable statute of limitations for an assessment of Taxes has not expired, has not been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Company or any of its subsidiaries and which included only the Company and /or any of its subsidiaries);

(e)	the Company does not have any liability for the payment of any material Tax imposed on any person (other than the Company) as a transferee or successor; and

(f)

this Clause 11.1.17, together with Clauses 11.1.8(c), 11.1.9 and 11.1.23, constitute the sole and exclusive representations and warranties of any member of the Company Group with respect to any Tax matters. For the avoidance of doubt, no representation is made concerning the existence or amount of any net operating loss, Tax basis or other Tax asset or liability.

11.1.18	Material Contracts:

(a)

Each “Material Contract” (collectively, the “Material Contracts”) is, with respect to the Company and its subsidiaries, valid, binding and in full force and effect and, to the knowledge of the Company, enforceable against the other party or parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganisation, moratorium and other laws affecting creditors’ rights generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity)). For the purposes of this Agreement, each of the following constitutes a Material Contract:

(i)

each Contract that provides for annual payments or receipts in excess of USD 1,000,000 or provides for payments or receipts in the aggregate in excess of USD 1,000,000, other than payments for legal, tax, audit and similar services;

(ii)	each material Contract with a Governmental Authority;

(iii)

each Contract that is a settlement, conciliation or similar agreement pursuant to which (A) the Company or its subsidiaries will be required after the date of this Agreement to pay more than USD 1,000,000 or (B) that contains material restrictions on such party’s conduct;

(iv)	other than the Loan Documents, each Contract relating to Indebtedness of the Company or any of its subsidiaries having an outstanding principal amount under such Contract in excess of USD 1,000,000;

(v)

each Contract constituting a material joint venture, partnership or collaboration or similar Contract to which the Company or any of its subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the subsidiaries;

(vi)

each Contract that (A) restricts the ability of the Company or any of its subsidiaries to compete in any business with any person in any geographical area, (B) requires the Company or any of its subsidiaries to conduct any business on a “most favoured nation” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favour of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements or provisions that are not material to the Company and its subsidiaries, taken as a whole;

(vii)

each Contract for the acquisition or divestiture of a business (including any Contract containing an option to so acquire or divest) that contains (A) aggregate consideration in excess of USD 1,000,000, (B) continuing covenants, indemnities or other payment obligations that would reasonably be expected to result in the receipt or making of future payments by the Company or any of its subsidiaries in excess of USD 1,000,000 or (C) any other material obligations;

(viii)

each Contract pursuant to which the Company or any of its subsidiaries has continuing obligations or interest involving (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones, in each case in excess of USD 1,000,000 of future payments in the aggregate or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or any of its subsidiaries, in each case in excess of USD 1,000,000 of future payments in the aggregate;

(ix)

each Contract under which the Company or any of its subsidiaries licenses, sublicenses or otherwise grants or receives Intellectual Property Rights from or to any third party (other than off-the-shelf, commercially available and/or “shrink-wrap” agreements entered into in the ordinary course of business), except for such licenses, sublicenses and other rights that are not material to the Company and its subsidiaries, taken as a whole;

(x)

each Contract for the lease of real property with annual payments by the Company and its subsidiaries in excess of USD 1,000,000 or any future indemnification obligations in respect of any real property;

(xi)

any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xii)

any Contract that is an employment or consulting agreement with any executive officer or other employee of the Company or any Company subsidiary or member of the Company Board earning an annual salary or fee from the Company or any Company subsidiary in excess of USD 250,000; and

(xiii)

any Contract with any Affiliate, director, executive officer, person holding 5% of more of the Company Shares, or to the knowledge of the Company, any Affiliate or immediate family member of any of the foregoing; and

(b)

neither the Company nor any of its Affiliates (including, for the avoidance of doubt, the Company), nor, to the knowledge of the Company, any other party to a Material Contract, has materially breached or violated any material provision of, or taken or failed to take any action which, with or without notice, lapse of time, or both, would constitute a material breach under the provisions of such Material Contract, and, since 31 December 2022 to the date of this Agreement, neither the Company nor any of its Affiliates has received written notice that it has materially breached, materially violated or defaulted under any Material Contract;

11.1.19

Environmental Matters: (i) the Company and each of its subsidiaries is in material compliance with applicable Environmental Laws; and (ii) as of the date of this Agreement, there are no Actions pending or, to the knowledge of the Company, threatened in writing, against the Company or any of its subsidiaries alleging that the Company or any of its subsidiaries is violating any applicable Environmental Law in any material respects. The representations and warranties made by the Company in this Clause 11.1.19, together with the representations and warranties set forth in Clause 11.1.6 (Governmental Authorisation) are the sole and exclusive representations and warranties made regarding environmental, health or safety matters, Environmental Laws, Environmental Permits or Hazardous Materials;

11.1.20

Insurance: The Company maintains insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development. To the Company’s knowledge, all material insurance policies are in full force and effect, no written notice of cancellation or material modification has been received (other than a notice in connection with ordinary renewals), and there is no existing material default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any insured thereunder. As of the date of this Agreement, there is no material claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies;

11.1.21

Opinion of Financial Adviser: the Special Committee has on or prior to the date of this Agreement received the opinion of its Financial Adviser, dated on or about the date hereof, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing such opinion as set forth therein, the consideration proposed to be paid to the holders of Company Shares (other than the Excluded Shares) is fair, from a financial point of view, to such holders. The Company shall deliver or make available to Bidco solely for informational purposes a copy of the signed opinion following the date of this Agreement;

11.1.22

Finders’ Fees: except for the Company’s Financial Adviser, there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorised to act on behalf of the Company who might be entitled to any fee or commission from the Company in connection with the Acquisition. The Company has made available to Bidco or its Representatives a true and complete copy of all agreements with its Financial Adviser pursuant to which it would be entitled to any payment relating to the Acquisition; and

11.1.23	Employees and Benefit Plans:

(a)	each Benefit Plan has been operated, funded and administered in material compliance with its terms and applicable Law;

(b)	the Benefit Plans do not include any defined benefit pension schemes or any liability for such schemes;

(c)

none of the Company, any of its subsidiaries nor any employer, trade or business that could at any time be treated as a “single employer” with the Company or any of its subsidiaries under Section 414 of the Internal Revenue Code or Section 4001(b)(1) of ERISA has ever sponsored, maintained, contributed to or been required to contribute to, or has any Liability in respect of, (i) a plan that is or was subject to Title IV of ERISA, (ii) a plan that is or was subject to the minimum funding rules of Section 302 of ERISA or Section 412 of the Internal Revenue Code, or (iii) any defined benefit pension plan;

(d)	except as required under applicable Law, no Benefit Plan provides health or welfare benefits following retirement or other termination of employment or service;

(e)

except as provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in conjunction with any other event) could (i) result in any payment or benefit to any current or former employee, director or individual independent contractor of the Company or any of its subsidiaries, (ii) directly or indirectly cause or result in the acceleration or increase of any obligation or benefits under any Benefit Plan, including accelerated vesting or payment of any compensation or benefits under, or the required funding of, any Benefit Plan, (iii) limit or restrict the ability of the Company or its subsidiaries, as applicable, to modify, amend or terminate any Benefit Plan, or (iv) require any current or former employee or independent contractor of the Company to be notified of or consent to the transactions;

(f)

no current or former employee, director or independent contractor of the Company or any of its subsidiaries has received or could receive any payments or benefits under any Benefit Plan (other than any agreements or plans implemented by Bidco) that have resulted or could result, individually or in combination with any other payments or benefits, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code;

(g)

no current or former employee, director or independent contractor of the Company or any of its subsidiaries is entitled to a gross-up, reimbursement or other payment in respect of any Taxes under Section 4999 of the Internal Revenue Code (or any corresponding provisions of state, local or non-U.S. tax Law) or otherwise in respect of any payments or benefits that may be paid in connection with or following the consummation of the transactions contemplated by this Agreement;

(h)

none of the Company or any of its subsidiaries is a party to or bound by a collective bargaining agreement or other agreement with any labour organisation and neither the Company nor any of its subsidiaries recognises a labour union or organisation in relation to its employees;

(i)

there is no labour strike, dispute, slowdown, stoppage, picketing, lockout or other similar labour activity pending or threatened in writing against or affecting the Company or any its subsidiaries, nor has there been any such action or event during the three years prior to the date of this Agreement;

(j)	the Company and each of its subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with respect to all Laws relating to labour and employment;

(k)

there is no action or proceeding pending or, to the Company’s knowledge, threatened with respect to or involving any Benefit Plans, employees (in their capacities as such) or employment-related matters. To the Company’s knowledge, in the last three (3) years, no allegations or sexual harassment or misconduct have been made to the Company or any of its subsidiaries involving any of their respective current or former employees, directors or individual independent contractors; and

(l)	no employee with a title of “vice president” or above is employed under a non-immigrant work visa or other work authorisation that is limited in duration;

11.1.24

Privacy and Data Security: The Company has materially complied with all applicable Privacy Laws relating to Processing of Personal Information (including the Personal Information of employees, clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists). The Company has materially complied with each of its written and published policies and procedures concerning the privacy and security of Personal Information (the “Privacy Policies”). No claims have been asserted or, to the knowledge of the Company, threatened against the Company by any Person or Governmental Authority alleging a material violation of Privacy Laws. To the knowledge of the Company, no material Security Breach of Personal Information Processed by the Company has occurred.

11.1.25

No Other Representations or Warranties: except in the case of fraud, the Company acknowledges and agrees that: (a) the only representations, warranties, covenants and agreements made by Bidco or any of its Affiliates or Representatives or any other person are the representations, warranties, covenants and agreements made in this Agreement; and (b) neither Bidco nor any other person has made any representation or warranty, whether express or implied, as to the accuracy or completeness of any information regarding Bidco furnished or made available to the Company and its Representatives except as expressly set forth in this Agreement.

11.2	Bidco represents and warrant to the Company that:

11.2.1

Corporate Existence and Power: Bidco is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorisations, Permits, consents and approvals required to carry on its business as now conducted, except for those licences, authorisations, Permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Bidco Material Adverse Effect. Bidco is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary or applicable, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Bidco Material Adverse Effect;

11.2.2

Corporate Authorisation: Bidco has the requisite power and authority to enter into and perform its obligations under this Agreement in accordance with the terms hereof. The execution and delivery of this Agreement have been duly and validly authorised by the Bidco Directors;

11.2.3

Binding Obligations: assuming due authorisation, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligations of Bidco and is enforceable against Bidco in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors’ rights generally and by general principles of equity;

11.2.4	Non-Contravention: the execution, delivery and performance by Bidco of this Agreement and the consummation of the Acquisition do not and will not:

(a)	contravene, conflict with, or result in any violation or breach of any provision of its or its subsidiaries’ constitutional documents;

(b)	require the approval of its shareholders (other than a shareholder approval referred to in this Agreement);

(c)	assuming compliance with the matters referred to in Clause 11.2.5, contravene, conflict with or result in a violation or breach of any provision of any applicable Law;

(d)

assuming compliance with the matters referred to in Clause 11.2.5, require any payment to or consent or other action by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Bidco or any of its subsidiaries is entitled under any provision of any Contract or other instrument binding on Bidco or any of its subsidiaries or any Contract, license, franchise, Permit, certificate, approval or other similar authorisation affecting, or relating in any way to, the assets or business of Bidco and its subsidiaries;

(e)	result in the creation or imposition of any Lien on any asset of Bidco,

with only such exceptions, in the case of each of Sub-Clauses (c) through (e), as would not reasonably be expected to have, individually or in the aggregate, a Bidco Material Adverse Effect;

11.2.5

Governmental Authorisation: the execution, delivery and performance by Bidco of this Agreement, the consummation by it of the Acquisition and the implementation of the Scheme requires no action by or in respect of, or filing with, any Governmental Authority other than: (i) compliance with the provisions of the Act; (ii) compliance with any applicable Competition Laws; (iii) compliance with any applicable requirements of applicable US securities laws; and (iv) any actions, authorisations, consents, approvals or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Bidco Material Adverse Effect;

11.2.6	Capitalisation: the entire issued and outstanding share capital of Bidco is owned, legally and beneficially, by Syncona Portfolio Limited, free and clear of all Liens and transfer restrictions;

11.2.7

Litigation: as of the date hereof, there is no material Action or suit (or any basis therefor) pending against, or, to the knowledge of Bidco, threatened against, Bidco or any of its subsidiaries, that would reasonably be expected to prevent Bidco from being able to comply with its obligations pursuant to this Agreement;

11.2.8

Finders’ Fees: there is no investment banker, broker, finder or other similar intermediary that has been retained by or is authorised to act on behalf of Bidco who might be entitled to any fee or commission from Bidco in connection with the Acquisition; and

11.2.9

No Other Representations or Warranties: except in the case of fraud, Bidco acknowledges and agrees that: (a) the only representations, warranties, covenants and agreements made by the Company or any of its Affiliates or Representatives or any other person are the representations, warranties, covenants and agreements made in this Agreement; and (b) neither the Company nor any other person has made any representation or warranty, whether express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Bidco and its Representatives except as expressly set forth in the Transaction Documents.

11.3	Each of the representations and warranties in this Clause 11 shall be construed as separate and shall not be limited or restricted by the terms of any other such representation or warranty.

12.	Termination

12.1	This Agreement may be terminated as follows:

12.1.1	upon agreement in writing between Bidco and the Company at any time prior to the Effective Date;

12.1.2	by the Company, in accordance with Clause 10.5(b), subject to the Company having complied with Clauses 10.2 through 10.7;

12.1.3	by either Bidco or the Company, by written notice to the other, if:

(a)

the Circular is not distributed to the Company Shareholders in accordance with Clause 6.8 (provided that the right to terminate this Agreement pursuant to this Clause 12.1.3(a) shall not be available to a Party whose breach of any provision of this Agreement shall have been the primary cause of such failure to distribute the Circular in accordance therewith); or

(b)

an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition and such injunction shall have become final and non-appealable (provided that the right to terminate this Agreement pursuant to this Clause 12.1.3(b) shall not be available to a Party whose breach of any provision of this Agreement shall have been the primary cause of such injunction).

12.1.4	by Bidco, by written notice to the Company, if at any time after the date of this Agreement:

(a)	the Special Committee notifies Bidco or publicly states that it no longer recommends (or intends to recommend) that the Company Shareholders vote in favour of the Acquisition;

(b)

following the Court Meeting or the General Meeting the Special Committee notifies Bidco in writing or publicly states that the Company will not seek the sanctioning of the Scheme by the Court or the Company announces that it has adjourned or postponed the Court Hearing;

(c)

(i) the Special Committee effects a Company Adverse Change Recommendation; (ii) the Special Committee shall have failed to include the Special Committee Recommendation in the Circular or the Schedule 14D-9 (as applicable) when published; or

(d)

the Company breaches any of its representations and warranties set out in Clause 11 or fails to perform any covenant or obligation in this Agreement on the part of the Company such that the Condition set forth in paragraph 3 of Part A of Schedule II (Conditions) would not be satisfied and cannot be cured by the Company by the Long Stop Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date Bidco gives the Company written notice of such breach or failure to perform; provided, however, that Bidco shall not have the right to terminate this Agreement pursuant to this Clause 12.1.4(d) if Bidco is then in material breach of any representation, warranty, covenant or obligation hereunder, each of (a) to (d) being a “Relevant Withdrawal Event”; provided that for the purposes of this Clause 12.1.4, any holding statement(s) issued by the Special Committee to the Company Shareholders following a change of circumstances shall not itself constitute a Relevant Withdrawal Event so long as any such holding statement contains an express statement that such recommendation is not withdrawn and does not contain a statement that the Special Committee intends to withdraw such recommendation;

12.1.5	by the Company, by written notice to Bidco if:

(a)

Bidco breaches any of its representations and warranties set out in Clause 11 or fails to perform any covenant or obligation in this Agreement on the part of Bidco, in each case, if such breach or failure would reasonably be expected to prevent Bidco from consummating the transactions contemplated by this Agreement and such breach or failure cannot be cured by Bidco by the Long Stop Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date Bidco gives the Company written notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Clause 12.1.5 if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder; or

(b)

the Special Committee does not provide its consent to the Acquisition being implemented by way of a Takeover Offer pursuant to Clause 5.3 and Bidco subsequently proceeds to make a Takeover Offer; provided that, if the Agreement is terminated in accordance with this Clause 12.1.5(b), the Company’s obligations pursuant to Clause 5.4 in relation to such Takeover Offer shall survive termination for the duration of such Takeover Offer; or

12.1.6

by either Bidco or the Company, by written notice to the other, if the Effective Date has not occurred by the Long Stop Date, provided that, notwithstanding any other provision of this Agreement, the right to terminate this Agreement pursuant to this Clause 12.1.6 shall not be available to any Party whose material breach of this Agreement has caused the failure of the Effective Date to have occurred by the Long Stop Date.

12.2

Subject to the provisions of this Agreement which are expressly provided to survive termination in Clause 12.3, and without prejudice to any liability of any Party in respect of any antecedent breach hereof or to any accrued rights of any Party hereto, if this Agreement is terminated pursuant to this Clause 12, this Agreement shall terminate and there shall be no other liability between the Company, on the one hand, or Bidco, on the other hand.

12.3

The Confidentiality Agreement and Clauses 1 (Interpretation), 13 (Fees, Costs, Payments and Transfer Taxes), 14 (Remedies and Waivers), 15 (Invalidity), 16 (Notices), 17 (Entire Agreement; Severance), 18 (General; No Third Party Rights) and 19 (Governing Law) shall survive termination of this Agreement and in the event of the termination of this Agreement no Party shall have any liability other than for fraud or wilful and material breach of this Agreement prior to termination.

12.4

No Party shall have any right to terminate this Agreement, whether under this Agreement or otherwise, except as expressly set out in Clause 12.1 (and if, by operation of law, any Party has such a right, it undertakes not to exercise such right).

13.	Fees, Costs, Payments and Transfer Taxes

13.1

Without prejudice to its other rights pursuant to this Agreement (or in relation to a breach by any Party of the terms of this Agreement), each Party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement and any other agreement incidental to the implementation of the Acquisition or referred to in this Agreement.

13.2

Notwithstanding any other provision of this Agreement, all Tax Returns with respect to any excise, sales, use, transfer (including real property transfer), Stamp Duty, documentary, filing, recordation and other similar taxes arising directly or indirectly from the entry into this Agreement or the Acquisition (“Transfer Taxes”) shall be timely filed by the Party responsible for such filing under applicable Law (provided that the Parties hereto shall cooperate in the preparation and filing of any Tax Returns with respect to the Transfer Taxes, including by promptly supplying any information in their possession that is reasonably necessary for the preparation and timely filing of such Tax Returns or the payment of any amounts pursuant to this Clause 13.2). All Stamp Duty (and all reasonable out-of-pocket costs for the preparation of such Tax Returns) shall be borne by Bidco.

13.3

Bidco shall be entitled to deduct and withhold (or to direct the Company to deduct and withhold) from the Consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under any applicable Laws related to Tax. To the extent that amounts are so deducted and withheld and timely remitted to the appropriate Tax Authority by Bidco (or the Company), such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which Bidco (or the Company) made such deduction and withholding. Any amount so withheld will timely be remitted to the appropriate Governmental Authority.

14.	Remedies and Waivers

14.1

No delay or omission by any Party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall affect that right, power or remedy or operate as a waiver of it.

14.2	No waiver of any right, power or remedy provided by law or under this Agreement shall have effect unless given by notice in writing and executed by or on behalf of each of the Parties.

14.3

The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

14.4	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

14.5

Without prejudice to any other rights and remedies which a Party may have, each Party (each being, as applicable, for the purposes of this Clause 14 the “undertaking party”) acknowledges and agrees that the other Party would be materially harmed by a breach of any of the provisions of this Agreement and that damages alone would not be an adequate remedy for any such breach. Accordingly, the undertaking party acknowledges that the other Party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief (and the undertaking party agrees that it shall not contest the appropriateness or availability thereof), for any threatened or actual breach of any provision of this Agreement and no proof of special damages shall be necessary for the enforcement by a Party of its rights under this Agreement.

14.6

This Agreement may be executed in any number of counterparts, and by or on behalf of the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

15.	Invalidity

15.1

If any provision of this Agreement is held to be illegal, void, invalid or unenforceable under the laws of any jurisdiction, the legality, validity and enforceability of the remainder of this Agreement in that jurisdiction shall not be affected, and the legality, validity and enforceability of the whole of this Agreement in any other jurisdiction shall not be affected.

15.2

If this Agreement would require a Party to do or omit to do anything that would be contrary to the Act or applicable Law, then the Parties shall endeavour to comply with this Agreement in a manner that is not contrary to the Act or applicable Law as the case may be, but if that is impossible then the relevant provision of this Agreement shall, to that extent, be of no force or effect.

16.	Notices

16.1

Notices under this Agreement shall be given in writing by personal delivery, international courier, facsimile or email transmission (with a copy despatched by personal delivery or international courier) and shall be effective when received. Notices shall be given as follows:

16.1.1	if to the Company:

For the attention of:	General Counsel

Address:	c/o Freeline Therapeutics, Inc. 915 Broadway, Suite 1005 New York, NY 10010

Email:	general.counsel@freeline.life

Copied to (but shall not constitute notice to the Company):	Skadden, Arps, Slate, Meagher & Flom (UK) LLP Attention: Scott Hopkins / Craig Kelly

Address:	22 Bishopsgate, London EC2N 4BQ, United Kingdom

Email:	scott.hopkins@skadden.com and craig.kelly@skadden.com

16.1.2	if to Bidco:

For the attention of:	Company Secretary

Address:	c/o Syncona Investment Management Limited 8 Bloomsbury Street, London WC1B 3SR, United Kingdom

Email:	company.secretary@synconaltd.com

Copied to (but shall not constitute notice to Bidco):	Simmons & Simmons LLP Attention: Colin Bole and Mark Curtis

Address:	CityPoint, One Ropemaker Street, London, EC2Y 9SS

Email:	Colin.Bole@simmons-simmons.com Mark.Curtis@simmons-simmons.com

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C

Attention: Matthew J. Gardella/Matthew W. Tikonoff

Address:	One Financial Center, Boston, MA 02111, USA

Email:	mgardella@mintz.com mwtikonoff@mintz.com

or to such other address or email (as applicable) as may from time to time be notified in writing by the recipient to each other Party as being the recipient’s address, facsimile number or email (as applicable) for notice.

16.2	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given:

16.2.1	if personally delivered, at the time of delivery;

16.2.2	if sent by international courier, at the time that delivery at the address referred to in Clause 16.1 is acknowledged to the relevant international courier; or

16.2.3

if sent by facsimile or email transmission, upon receipt by the sender of a transmission report or confirmation (or other appropriate evidence) that the facsimile or email has been transmitted to and received in full by the addressee, provided that where delivery or transmission occurs after 5:00 p.m. on a Business Day or on a day which is not a Business Day, receipt shall be deemed to occur at 9:00 a.m. on the next following Business Day.

17.	Entire Agreement; Severance

17.1

The Transaction Documents constitute the whole and only agreement among the Parties relating to the subject matter hereof and thereof and supersede any previous agreement whether written or oral among the Parties in relation to the subject matter hereof and thereof.

17.2	Each Party acknowledges that in entering into this Agreement it is not relying upon any pre-contractual statement that is not set out in this Agreement.

17.3

No Party shall have any right of action against any other Party to this Agreement arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement. Nothing in this Clause 17.3 shall limit the liability of any Party in respect of any fraud, fraudulent misrepresentation or misstatement. For the purposes of this Clause 17.3, pre-contractual statement means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time prior to the date of this Agreement.

17.4

If any provision of this Agreement is declared by any legal or other competent authority to be void or otherwise unenforceable, that provision shall be severed from the Agreement and the remaining provisions of this Agreement shall remain in full force and effect.

18.	General; No Third Party Rights

18.1	Nothing in this Agreement and no action taken by the Parties under this Agreement shall constitute a partnership, association, joint venture or other co-operative entity among any of the Parties.

18.2

No amendment, variation, change or addition to this Agreement shall be effective or binding on any party unless made in writing and executed by or on behalf of each of the Parties. No waiver of any provision of this Agreement shall be effective unless such waiver is in writing and executed by or on behalf of the Party waiving such provision.

18.3

This Agreement is personal to the Parties and no Party shall assign, transfer or create a trust over all or any part of the benefit of, or its rights or benefits under, this Agreement without the prior written consent of the other Parties. Notwithstanding the foregoing, Bidco may, upon written notice to the Company, assign to an Affiliate its rights, interests and obligations under this Agreement, provided that no such assignment shall: (i) relieve Bidco of its obligations hereunder; or (ii) adversely impact in any respect the Company or its rights hereunder or materially impede or delay in any way the Acquisition.

18.4

Except for the D&O Indemnified Parties (which shall have the right to enforce the terms of Clauses 6.10 to 6.13), the Parties do not intend that any term of this Agreement should be enforceable by any person who is not a party to this Agreement by virtue of the Contracts (Rights of Third Parties) Act 1999 or otherwise.

19.	Governing Law

19.1

This Agreement (together with all documents to be entered into pursuant to it which are not expressed to be governed by another law) and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

19.2

Each of the Parties agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any claim, legal action, proceedings, dispute or matter of difference which may arise out of or in connection with this Agreement (including claims for set-off or counterclaim) or the legal relationships established by this Agreement, whether contractual or non-contractual (“Proceedings”).

19.3

Each of the Parties irrevocably submits to the exclusive jurisdiction of the courts of England and Wales and waives any objection to any Proceedings in such courts or on the grounds of venue or on the grounds that such Proceedings have been brought in an inappropriate forum.

19.4	Each of the Parties agrees that a judgment against it in the courts of England and Wales may be enforced against it in any other jurisdiction in accordance with the laws of that jurisdiction.

20.	No Survival of Representations and Warranties

None of the representations and warranties contained in this Agreement, the Disclosure Schedule, or in any certificate or schedule or other document delivered by any person pursuant to this Agreement shall survive the Acquisition.

AS WITNESS WHEREOF this Agreement has been executed and delivered as a deed on the date which first appears above.

Executed and delivered as a DEED by FREELINE THERAPEUTICS HOLDINGS PLC in the presence of:	) ) )	/s/ Michael Parini

Witness Signature:	)	/s/ Chip McCorkle
)

Witness Name:		Chip McCorkle

Witness Address:		915 Broadway, Ste 1005, NY, NY 10010

Witness Occupation:		Attorney

Executed and delivered as a DEED by BIDCO 1354 LIMITED acting by:

Andrew Cossar, a Director	)	/s/ Andrew Cossar
Signature of Director:	)
)

Alexander Hamilton, a Director	)	/s/ Alexander Hamilton
Signature of Director:	)
)

SCHEDULE I

INDICATIVE TIMETABLE

Event	Time/Date

Signing of this Agreement	P

Publication of the Announcement	P

Filing of Schedule 13E-3 containing the Circular with the SEC	P + 15

Publication of Circular	P + 34

Voting Deadline	P + 60

Voting Record Time	P + 61

Latest time for Company Shareholders who hold their Company Shares in uncertificated form to make electronic proxy appointments	P + 61

Latest time for Company Shareholders who hold their Company Shares in certificated form to lodge the Form of Proxy	P + 61

Court Meeting and General Meeting	P + 62

Last day of dealings in ADSs on Nasdaq	P + 76

Scheme Record Time	P + 76

Court Hearing to sanction the Scheme	P + 78

Effective Date	P + 80

Cancellation of listing of ADSs on Nasdaq	P + 83

Long Stop Date	22 May 2024

SCHEDULE II

CONDITIONS

Part A

Conditions to the Acquisition

The Acquisition will be conditional upon the Scheme becoming unconditional and becoming effective by no later than 11:59 p.m. on the Long Stop Date.

Scheme approval

1.	The Scheme will be conditional upon:

(a)

(i)

its approval by a majority in number of the Company Shareholders (other than Bidco and its Affiliates) representing not less than 75 per cent. in value of the Company Shares (other than the Excluded Shares) (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting that may be required by the Court or at any adjournment of any such meeting;

(b)

(i)	all resolutions necessary to approve and implement the Scheme being duly passed by the requisite majority or majorities at the General Meeting or at any adjournment of that meeting;

(c)

(i)

the sanction of the Scheme by the Court with or without modification (but subject to any such modification being acceptable to Bidco and the Company) and, following such sanction, the delivery of a copy of the Court Order to the Registrar of Companies; and

(ii)	the Court Hearing being held on or before the date immediately preceding the Long Stop Date (or such later date, if any, as Bidco and the Company may agree and the Court may allow).

If any Condition referred to in paragraphs 1(a) to 1(c) is not capable of being satisfied by the date specified therein, Bidco shall make an announcement through GlobeNewswire or another national news wire service as soon as practicable and, in any event, by not later than 7:00 a.m. (New York time) on the Business Day following the date so specified, stating whether Bidco has invoked that Condition or, with the agreement of the Company, specified a new date by which that Condition must be satisfied.

In addition, Bidco and the Company have agreed that the Acquisition will be conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme effective will not be taken unless the following Conditions have been satisfied or, where relevant, waived.

No restraints

2.

No Law shall have been enacted, issued, enforced or entered into, and no preliminary or permanent injunction, judgment or ruling shall have been issued by any Governmental Authority that is, in either case, in effect and enjoins, restrains, prevents or prohibits or otherwise makes illegal the Acquisition.

Accuracy of representations and warranties

3.

Except as Disclosed, (i) the representations and warranties set forth in Clause 11.1.1 (Corporate Existence and Power), Clause 11.1.2 (Subsidiaries), Clause 11.1.3 (Organisational Documents), Clause 11.1.4 (Corporate Authorisation), Clause 11.1.5 (Binding Obligations), Clause 11.1.8(c) - 11.1.8(e) (Capitalisation; Indebtedness), Clause 11.1.10(a) (Absence of Certain Changes), Clause 11.1.21 (Opinion of Financial Adviser) and Clause 11.1.22 (Finders’ Fees) of this Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Company Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Company Material Adverse Effect) as of the date of this Agreement and as at 11:59 p.m. (London time) on the date immediately preceding the date of the Court Hearing, as though made at 11:59 p.m. (London time) on the date immediately preceding the date of the Court Hearing (expect to the extent such representations and warranties are made as of an earlier date, in which case as of such earlier date); (ii) the representations and warranties set forth in Clause 11.1.8(a) and 11.1.8(b) (Capitalisation) of the Implementation Agreement shall be true and correct in all respects other than de minimis inaccuracies as of the date of the Implementation Agreement and as at 11.59 p.m. (London time) on the date immediately preceding the date of the Court Hearing, as though made as at 11.59 p.m. (London time) on the date immediately preceding the date of the Court Hearing (except to the extent such representations and warranties are made as of an earlier date, in which case as of such earlier date) and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as at 11:59 p.m. (London time) on the date immediately preceding the date of the Court Hearing, as though made as at 11:59 p.m. (London time) on the date immediately preceding the date of the Court Hearing (except to the extent such representations and warranties are made as of an earlier date, in which case as of such earlier date), except in the case of this paragraph 3(iii) where such failure(s) to be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Compliance with terms of the Agreement

4.

The Company shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed or complied with by it at or prior to 9.00 a.m. on the date of the Court Hearing.

No Company Material Adverse Effect

5.	Since the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing;

Delivery of officer’s certificate

6.

The Company shall have delivered to Bidco a certificate, effective as of 9.00 a.m. on the date of the Court Hearing and signed by an authorised officer of the Company, certifying that the Conditions in paragraphs 2 to 5 have been satisfied.

NSI Act

7.

In the event that Bidco, acting reasonably and in good faith, is satisfied that the Acquisition is a notifiable acquisition within the meaning of section 6 of the NSI Act and, having made a notification as regards the Acquisition to the Secretary of State, the Secretary of State having notified Bidco:

(a)

that the notification requirement has been waived or is otherwise not required, on a basis which provides reasonable legal certainty to Bidco that completing the Acquisition will not be unlawful or result in the Acquisition being rendered legally void or incurring criminal or civil penalties; or

(b)	that no further action will be taken in relation to the Acquisition pursuant to Section 14(8)(b)(ii) of the NSI Act; or

(c)	by way of a final notification pursuant to Section 26 of the NSI Act, that no further action in relation to the call-in notice is to be taken; or

(d)	by way of a final order pursuant to Section 26 of the NSI Act, provided that such order does not prohibit consummation of the Acquisition.

Part B

Waiver and Invocation of the Conditions

Bidco reserves the right to waive, in whole or in part, all or any of the Conditions in Part A above, except for the Scheme Conditions which cannot be waived.

The Acquisition will be subject to the satisfaction (or waiver, with respect to the Conditions other than the Scheme Conditions) of the Conditions in Part A above, and to certain further terms set out in Part C below and to the full terms and conditions that will be set out in the Circular.

Conditions 1(a)(i), 1(b)(i) and 2 to 7 (inclusive) must be fulfilled, determined by Bidco to be or to remain satisfied or (if capable of waiver) waived, by no later than 9.00 a.m. on the date of the Court Hearing, failing which the Acquisition will lapse. Bidco shall be under no obligation to waive or treat as satisfied any of Conditions 2 to 7 (inclusive) by a date earlier than the latest date specified above for the fulfilment or waiver thereof, notwithstanding that the other Conditions to the Acquisition may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

Part C

Certain further terms of the Acquisition

The Acquisition will lapse if the Scheme does not become effective by 11.59 p.m. on the Long Stop Date.

The availability of the Acquisition to persons not resident in the U.K. or U.S. may be affected by the Laws of the relevant jurisdictions. Persons who are not resident in the U.K. or U.S. should inform themselves about, and observe, any applicable requirements. Company Shareholders who are in any doubt about such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay and observe any applicable requirements.

This Acquisition will be governed by English law and be subject to the jurisdiction of the English courts and to the Conditions set out in the Circular.

Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

The Company Shares will be acquired by Bidco (or its nominee) with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing at the date of this Announcement or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the Effective Date in respect of the Company Shares.

SCHEDULE III

ANNOUNCEMENT